Form 20-F/A
period 2002-07-31
GENCO RESOURCES LTD
filed 2002-12-16
CIK 1207685

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 20-F/A

(Mark  One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR  THE  FISCAL  YEAR  ENDED  JULY  31,  2002
                                         ---------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For  the  transition  period  from  ______  to  ______

COMMISSION  FILE  NUMBER   No.
                           ---


                              GENCO RESOURCES LTD.
                              --------------------
              (Exact name of Registrant as specified in its charter)

                                  Inapplicable
                                  ------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                            ------------------------
                 (Jurisdiction of incorporation or organization)

                               1000 Austin Avenue
                   Coquitlam, British Columbia, Canada V3K 3P1
                   -------------------------------------------
                     (Address of principal executive offices)

SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
     Title of each Class          Name of each exchange on which registered
           None
--------------------------------  ----------------------------------------------

Securities  registered or to be registered pursuant to Section 12(g) of the Act:

                                  Common Shares
                                  -------------
                                 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                 Not Applicable
                                 --------------
                                 (Title of Class)

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the registration statement.

COMMON  SHARES:  4,891,481

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ____        No  X
                        ---

Indicate by check mark which financial statement item the Registrant has elected to follow.

     Item 17   X     Item 18 _____
              ---

NOTE  REGARDING  FORWARD  LOOKING  STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Registrant's history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; management's lack of experience in mining operations; competition; risks associated with development, construction and managing mining operations; certain restrictions and regulatory requirements regarding the mining industry; certain regulatory uncertainties regarding the mining industry; dependence on joint venture partners for project financing; obtaining mining licenses and managing mining operations; and changes in economic conditions and industry competition. See "Description of Business - Risk Factors."


CURRENCY

Unless otherwise indicated, in the registration statement on Form 20-F (the "Registration Statement" or "Form 20-F") all references herein are to Canadian Dollars.

                                TABLE OF CONTENTS

Part I                                                                  Page No
------                                                                  --------

Item 1.          Identity of Directors, Senior Management and Advisers        2

Item 2.          Offer Statistics and Expected Timetable                      2

Item 3.          Key Information                                              3

Item 4.          Information on the Registrant                               10

Item 5.          Operating and Financial Review and Prospects                17

Item 6.          Directors, Senior Management and Employees                  20

Item 7.          Major Shareholders and Related Party Transactions           24

Item 8.          Financial Information                                       26

Item 9.          The Offer and Listing                                       26

Item 10.         Additional Information                                      28

Item 11.         Quantitative and Qualitative Disclosure
                 About Market Risk                                           45

Item 12.         Description of Securities Other Than
                 Equity Securities                                           45

Part II
-------

Item 13.         Defaults, Dividends Arrearages and Delinquencies            45

Item 14.         Material Modifications to the Rights of Security
                 Holders and Use of Proceeds                                 45

Item 15.         [Reserved]                                                  46

Item 16.         [Reserved]                                                  46

Part III
--------

Item 17.         Financial Statements                                        46

Item 18.         Financial Statements                                        46

Item 19.         Exhibits                                                    46

                 (a)     Index to Financial Statements
                 (b)     Exhibits

                                     PART I

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.     DIRECTORS AND SENIOR MANAGEMENT
       -------------------------------

The following are the names, business addresses and functions of the Registrant's directors and senior management:

--------------------------------------------------------------------------------
Name                     Business Address               Function
--------------------------------------------------------------------------------
John B. Lepinski         1000 Austin Avenue             President and Director
                         Coquitlam, British Columbia
                         CANADA V3K 3P1
--------------------------------------------------------------------------------
Brian Coomer             1000 Austin Avenue             Director
                         Coquitlam, British Columbia
                         CANADA V3K 3P1
--------------------------------------------------------------------------------
Luard Joseph Manning     Suite 206, 837 W. Hastings     Director
                         Vancouver, British Columbia
                         CANADA V6C 3N6
--------------------------------------------------------------------------------
Donald R. Willoughby     Metro Tower II                 Secretary and Director
                         Suite 900 - 4720 Kingsway,
                         Burnaby, British Columbia
                         CANADA V5H 4N2
--------------------------------------------------------------------------------



B.     ADVISORS
       --------

Not Applicable.


C.     AUDITORS
       --------

The following are the names and addresses of the Registrant's auditors for the preceding three years, together with their membership in a professional body:

     WOLRIGE MAHON
     Chartered Accountants
     Suite 900, 400 Burrard Street
     Vancouver, British Columbia
     CANADA
     V6C 3B7

     Governing Professional Body: Institute of Chartered Accounts of British Columbia.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

           Not Applicable.

ITEM 3     KEY INFORMATION

A.     SELECTED FINANCIAL DATA
       -----------------------

The following table presents selected consolidated financial data of the Registrant for the fiscal years 1998, 1999, 2000, 2001 and 2002. This information should be read in conjunction with the Financial Statements included elsewhere in this registration statement. The Financial Statements have been audited by Wolrige Mahon, Chartered Accountants, the Registrant's independent accountants. The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Note 11 to the Financial Statements provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP"), as they relate to the Registrant, and a reconciliation to US GAAP of the Registrant's net income and stockholders' equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 11 to the Financial Statements.



SUMMARY  OF  FINANCIAL  INFORMATION  IN  THE  REGISTRANT'S  FINANCIAL STATEMENTS

                         Year Ended July 31st
                           2002      2001       2000       1999      1998
                           Cdn$      Cdn$       Cdn$       Cdn$      Cdn$
                         --------------------------------------------------
OPERATING DATA:
Revenue                       --         --         --        --        --
Expenses                  96,981     86,269     79,022    77,194    77,336
Net (Loss) from
  Continuing Operations
  Canadian Gaap          (98,326)  (298,789)  (920,363)  (77,194)  (77,314)
  US Gaap                (98,326)  (298,789)  (528,508)
Net (Loss) Per Share
  Canadian Gaap            (0.02)     (0.16)     (0.50)    (0.04)    (0.01)
  US Gaap                  (0.02)     (0.16)     (0.29)

BALANCE SHEET DATA:


                                                      Year Ended July 1st
                            2002       2001       2000        1999       1998
                            Cdn $      Cdn $      Cdn $       Cdn $      Cdn $
--------------------------------------------------------------------------------
Working Capital
 (Deficiency)               28,472   (301,642)  (268,223)   (200,880)  (134,814)
Total Assets
  Canadian Gaap             85,652     45,994    254,739   1,095,374  1,094,391
  US Gaap                   86,652     45,994    254,739
Total Liabilities          412,270    336,886    418,692     338,964    260,787

Share Capital & Deficit
  Canadian Gaap           (326,618)  (290,892)  (163,953)   (756,410)  (833,604)
US Gaap                   (326,618)  (290,892)  (163,953)
Long-Term Obligations      395,090     29,250    144,696     131,856    116,621



CURRENCY  AND  EXCHANGE  RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).


        ------------------------------------------------------------
                           Year Ended July 31st
        ------------------------------------------------------------
          2002          2001         2000         1999         1998
        ------------------------------------------------------------
         1.5845        1.5310       1.4880       1.5070       1.5112
        ------------------------------------------------------------


The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$").


                              High             Low
                            -------          -------
  October 2002              $1.5943          $1.5607
  September 2002            $1.5863          $1.5545
  August 2002               $1.5963          $1.5523
  July 2002                 $1.5963          $1.5145
  June 2002                 $1.5499          $1.5108
  May 2002                  $1.5708          $1.5275


Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this registration statement on Form 20-F (the "Registration Statement" or "Form 20-F") all references herein are to Canadian Dollars.

The noon rate of exchange on November 21, 2002 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$.6336 (US$1.00 = Cdn$1.5783).

B.     CAPITALIZATION AND INDEBTEDNESS
       -------------------------------

The following table sets forth the Registrant's capitalization and indebtedness as at July 31, 2002.


----------------------------------------------------------
                                                 Amount
                                                (Audited)
                                                  Cdn$
----------------------------------------------------------
Indebtedness

  Accounts payable and accruals                 $   17,180
  Accounts payable to related companies                 --
  Long term payable                             $   35,548
  Due to related parties                        $  259,961
  Accrued interest payable to related parties   $   49,991
  Long term debt                                $   49,590
----------------------------------------------------------
Total indebtedness(1) (2)                       $  412,270

Shareholders Equity
  Share Capital                                 $3,871,044
  Deficit                                       $4,197,662
----------------------------------------------------------


(1)     None  of  the  Registrant's  indebtedness  is  guaranteed.
(2)     None  of  the  Registrant's  indebtedness  is  secured.

C.     REASONS FOR THE OFFER AND USE OF PROCEEDS
       -----------------------------------------

       Not Applicable.

D.     RISK FACTORS
       ------------

The securities of the Registrant are highly speculative. A prospective investor or other person reviewing the Registrant should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. Certain risks are associated with the Registrant's business including the following:

Revenues of the Registrant, if any will depend on the Fluctuating Prices of Metals

The Registrant's revenues, if any, are expected to be, in large part, derived from the mining and sale of copper, gold and other minerals either "as is" i.e. in the ground, or as refined metal. The prices of these commodities fluctuate and are affected by numerous factors beyond the control of the Registrant, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of both base and precious metals, and therefore the economic viability of any of the Registrant's projects, cannot accurately be predicted.

Success of the Registrant will depend on the Discovery and/or Extraction of Copper, Gold, and other metals in Commercially Viable Quantities

Substantial expenditures are required to establish ore reserves through drilling and analysis, to develop mining and metallurgical processes to enable profitable extraction of metal from the ore and, in the case of new properties, to develop the reserves and build the mining and processing facilities complete with infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that the contained minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The  Mining  Industry  is  Subject  to  Significant  Operating Hazards and Risks

Mineral exploration, development and production involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Registrant has an interest will be subject to all the hazards and risks normally incidental to exploration, development and production of copper, gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. Although the Registrant has obtained liability insurance in an amount that it considers adequate, the nature of these risks is such that liabilities might exceed policy limits; it is also possible that the liabilities and hazards might not be insurable; or, the Registrant could elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event, the Registrant could incur significant costs that could have a material adverse effect upon its financial condition.

Calculation  of  Reserves  and  Gold  Recovery  are  Subject  to  Uncertainty

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades being mined or dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and its grades must be considered as estimates only. In addition, the quantity of reserves and ore will vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio will affect the economic viability of the Registrant's properties. In addition, there can be no assurance that copper, gold or other mineral recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Mining Industry is Subject to Economic Changes, Industry Competition, Operating Cost Variations, Government and Regulatory Rules and Regulations

The Registrant's mining activities are speculative by their nature and involve a high degree of risk. The mining business is subject to a number of factors beyond the Registrant's control including changes in economic conditions, intense industry competition, variability in operating costs, changes in government resulting in changes in rules and regulations of numerous regulatory authorities. An adverse change in any one of such factors could have a material adverse effect on the Registrant, its business and results of operations, which could result in the Registrant not meeting its business objectives.


Marketing of any Substance Discovered may be Affected by Factors Beyond the Registrant's Control

Factors beyond the control of the Registrant may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations (including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection), taxes and native land claims. The combination of these factors may result in the Registrant not receiving an adequate return on invested capital.

Investors  may  have  Difficulty  Disposing  of  the  Registrant's  Securities

There is no established market in the United States of America for the Registrant's securities accordingly investors must rely on Canadian equity markets to trade in the Registrant's securities. Such markets might not have the liquidity found in markets in the United States resulting in investors being unable to dispose of the Registrant's securities.

Low-Priced  Stocks  are  Subject  to  Greater  Disclosure  Requirements

The Securities and Exchange Commission adopted rules ("Penny Stock Rules") that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Registrant fall within the Commission's definition of a penny stock. The closing price of the Registrant's shares on November 21, 2002 was Cdn $0.15. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level or risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bidand offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

The Registrant's Success is Dependent on its Ability to Retain and Hire Key Personnel

The Registrant's success is highly dependent upon the performance of its President and Chief Executive Officer Mr. John Lepinski. The Registrant's success will also depend on its ability to attract and retain management personnel with appropriate backgrounds. The loss of Mr. Lepinski or the inability to attract and retain other key personnel could have a material and adverse effect on the Registrant, its business and results of operations.

The Registrant's Success Depends on Performance and Service of Independent Contractors

The Registrant's success depends to a significant extent on the performance and continued service of certain independent contractors. The Registrant has contracted the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could delay the exploration projects on the Registrant's property resulting in a reduction of share value.

Property Size and Location and Title to the Registrant's Mineral Properties may be in Doubt or Challenged

Some of the Registrant's mineral properties have not been surveyed and, therefore, the precise locations and areas of such properties may be in doubt. If mineralization appears to be located within the boundaries of such properties but is, in fact, located outside such boundaries the Registrant might not detect this without a survey of the boundaries. As a result the Registrant might incur expenses exploring and developing a property (and the mineralization therein) to which it does not have any title.

While the Registrant has carried out reviews of title to its mineral properties, this should not be construed as a guarantee that title to such properties will not be challenged or impugned. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

The Registrant may Become Subject to Burdensome Governmental Regulation and Permit Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.


In addition, the current and future operations of the Registrant, from exploration through development activities and commercial production, require permits, licences and approvals from appropriate governmental authorities. The Registrant has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. No assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked which could have a material and adverse effect on the Registrant, its business and results of operations.

Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with changes or additions to applicable laws, regulations and permits. Furthermore, there can be no assurance that all permits which the Registrant may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations will not have an adverse effect on any mining project which the Registrant may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Registrant may be required to compensate those purported to be suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of new mining properties.

The  Registrant  may  Become  Subject  to  Burdensome  Environmental Regulations

All phases of the Registrant's operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Registrant's operations.

If the Registrant is not able to Compete Effectively Against its Competitors, its Ability to Acquire Capital, Attract Employees and Obtain Suitable Properties may be Affected

The mining industry is intensely competitive in all of its phases, and the Registrant competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Registrant's ability to acquire capital, to attract skilled employees, or to obtain suitable producing properties or prospects for mineral exploration in the future.

Directors' Associations with other Companies may give rise to Conflicts of Interest

Certain directors of the Registrant are officers and/or directors of, or are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the company in question and is required to abstain from voting for or against approval of any matter in which such director may have a conflict. In accordance with the laws of British Columbia, the directors of all companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

Financial  Success  will  Depend on the Registrant's ability to obtain Financing

The Registrant requires further financings to continue its operations. If additional financing is not available at all or on acceptable terms, the Registrant may have to substantially reduce or cease its operations.

The development of the Registrant's business will depend upon the Registrant's ability to obtain financing through private placement financing, public financing or other means. The Registrant currently has no revenue from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Registrant is through the sale of equity and debt capital. While the Registrant has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. The only alternatives for the financing of the Registrant's business would be the offering by the Registrant of an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended. If the Registrant cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Registrant's future results and which could result in a material adverse effect on an investment in the Registrant's securities.


ITEM 4     INFORMATION ON THE REGISTRANT

A.          HISTORY AND DEVELOPMENT OF THE REGISTRANT

Genco Resources Ltd. (the "Registrant") is in the business of acquiring, exploring and developing natural resource properties.

The Registrant was incorporated on February 29, 1980 under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the Company Act (British Columbia) under the name "Senlac Oil & Gas Ltd." It changed its name to "Rule Resources Ltd." on June 13, 1980. On March 9, 1990 the Registrant changed its name to "Globe Resources Inc." On March 30, 1998 the Registrant changed it name to "Genco Resources Ltd."

The Registrant's head office is located at 1000 Austin Avenue, Coquitlam, British Columbia, Canada, V3K 3P1 (Telephone: 604-931-3231). The Registrant also has an office located at Suite 550 - 999 W. Hastings Street, Vancouver, British Columbia, Canada, V6C 2W2 (Telephone: 604-682-2205). The Registrant's registered office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7 (Telephone: 604-689-9111). The Registrant's agent in the United States is located at 2300 West Sahara Avenue, Suite 500, Box 18, Las Vegas, Nevada, USA, 89102 (Telephone: 702-312-6255).

GENERAL  DEVELOPMENT  OF  THE  BUSINESS

The Registrant is a natural resource company primarily engaged in the acquisition, exploration and development of natural resource properties. The properties of the Registrant are in the exploration stage.

The Registrant commenced operations in 1980 and since that time has concentrated on the exploration of properties located near Silvercity, Nevada and in South Central British Columbia.

The Registrant's principal capital expenditures and divestitures since the beginning of the Registrant's last three financial years are all related to the property acquisitions, disposition and exploration expenditures described under the heading "Property, Plants and Equipment".

The  Registrant  does  not  have any principal capital expenditures in progress.

Since the commencement of the Registrant's last completed fiscal year, the Registrant has not received any public takeover offers for its shares from third parties, nor has it made any such offers.



B.          BUSINESS OVERVIEW

Nature

The Registrant is a natural resource company engaged in the acquisition, exploration and development of mineral resource properties, principally for copper and gold, in Canada and the United States of America.

Principal  Markets  and  Competitive  Conditions

While the Registrant has not received any revenue from its current operations it anticipates its markets if and when they develop will be based on Comex and/or London Metal Exchange (LME) prices.

The Registrant competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Seasonality

Mineral exploration in Canada is seasonal in nature due to the fact that weather conditions may make properties inaccessible. In addition, during periods of good weather conditions there is great demand for available crew and equipment such as drilling rigs, geological crews and airplanes.

Marketing  Channels

The  Registrant  is  not  currently  marketing  any  mineral  products.

Government  Regulations

i)     British  Columbia

Legal titles to the Registrant's mining interests in British Columbia are held under Crown Granted Mineral Claims.

The main agencies that govern the exploration of minerals in the Province of British Columbia are the Ministry of Energy and Mines and the Ministry of the Attorney General. Crown Granted Mineral Claims are administered by the Resource Revenue Branch of the Ministry of Energy and Mines and the Land Title Branch of the Ministry of the Attorney General.

The Ministry of Energy and Mines manages the development of British Columbia's mineral resources, and implements policies and programs respecting their development while protecting the environment. In addition, that Ministry regulates and inspects the exploration and mineral production industries in British Columbia to protect the workers, the public and the environment.

The material legislation applicable to the Registrant is the Mines Act, the Mineral Tenure Act, as well as the Health Safety and Reclamation Code and the Mineral Exploration Code.

The Mineral Tenure Act and its regulations govern the procedures involved in the location, recording and maintenance of mineral and placer titles in British Columbia. The Mineral Tenure Act also governs the issuance of mining leases which are long term entitlements to minerals, designed as production tenures. The Mineral Tenure Act does not apply to minerals held by crown granted mineral claims except that they can be included in mineral groupings for the purpose of recording work done on the crown grant and applying it to mineral claims in thegroup.

All mineral exploration activities carried out on a mineral claim or mining lease in British Columbia must be in compliance with the Mines Act. The Mines Act applies to all mines during exploration, development, construction, production, closure, reclamation and abandonment. It outlines the powers of the Chief Inspector of Mines, to inspect mines, the procedures for obtaining permits to commence work in, on or about a mine and other procedures to be observed at a mine. Additionally, the provisions of the Health, Safety and Reclamation Code for mines in British Columbia contains standards for employment, occupational health and safety, accident investigation, work place conditions, protective equipment, training programs, and site supervision. Also, the Mineral
Exploration Code contains standards for exploration activities including construction and maintenance, site preparation, drilling, trenching and work in and about a water body.

Additional approvals and authorizations may be required from other government agencies, depending on the nature and scope of the proposed exploration program. If the exploration activities require the falling of timber, then either a Free Use Permit or a License to Cut must be issued by the Ministry of Forests. Items such as water and waste approvals may be required from the Ministry of Environment, Lands and Parks if the proposed exploration activities are significantly large enough to warrant them.

Furthermore, if a mine is classified as a major mine (a mine meeting various production capacity criteria), its operations are reviewable under the Environment Assessment Act. Small scale mines are not reviewable but must be submitted to the Mines Branch regional office. The proposal for a small scale mine will be reviewed by the Regional Mines Development Review Committee which has representatives of the various government agencies who are involved in the referral and review process. The proposal will also be sent to the appropriate First Nation(s) for review and comment.

ii)     Nevada

Mining operations and activities in Nevada are subject to various federal, state and local laws and regulations which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste, disposal, protection of the environment, mine safety, hazardous substances and other matters. The Nevada Division of Minerals, a part of the Commission on Mineral Resources is responsible for administering programs and activities to promote, advance and protect mining in Nevada. The agency maintains the State's mine registry and compiles data on all active mines in Nevada. Numerous forms and reports must be filed with the agency once mining operations begin. The State Inspector of Mines also must be notified before the opening and closing of mine operations.

The Bureaus of Air Quality, Water Pollution Control, Mining Regulation and Reclamation and Waste Management of the Nevada Division of Environmental Protection must also be contacted and permits must be acquired prior to initiation of certain stages of construction or development of a site. Permits may also be required from the Nevada Division of Water Resources. The Nevada Division of Wildlife will need to be contacted prior to construction and operation to ascertain whether or not the milling operation would endanger fish and game habitat. Permits and licenses may also be required from the Nevada State Health Division for sanitation facilities or prior to use of radioactive material in Nevada. Additional approvals and authorizations may be required by the State Fire Marshal Division to store, dispose, use or handle hazardous material in excess of specified quantities. The Nevada Historic Preservation Office and the Nevada Department of Transportation may need to be contacted in certain circumstances for projects on state and private lands.

The following Federal agencies may also effect the Registrant's business by requiring permits, licenses or consultation:

a)   The  Bureau  of  Alcohol,  Tobacco  and  Firearms  for  Northern  Nevada,

b)   The  Bureau  of  Land  Management,

c)   Nevada  Mine  Safety  &  Health  Administration,

d)   The  US  Fish  and  Wildlife  Services.

In addition, many cities and counties require the issuance of building permits, business licenses, special use permits and zoning permits.

PLAN OF OPERATIONS

The Registrant expects the source of any funds to be equity financing through private placements and the exercise of existing stock options and share purchase warrants.

The Registrant is not engaged in product research or development and does not expect to be engaged in product research or development for the remainder of the fiscal year ending July 31, 2003 or for the first six months of the next fiscal year.

The Registrant does not anticipate any material acquisitions of plant or equipment. The Registrant does not anticipate any changes in the number of its employees as most of the Registrant's development needs are to be met by contractors.

C.     ORGANIZATIONAL STRUCTURE

The Registrant owns 100% of the issued and outstanding shares of Rule Nevada Inc. (the "Subsidiary") incorporated under the laws of the State of Nevada on December 17, 1987.


D.     PROPERTY, PLANTS AND EQUIPMENT

The Registrant's corporate headquarters are located in Coquitlam, British Columbia, Canada. The Registrant rents office space on a month to month basis with an annual rent of approximately Cdn $12,000, which includes rent, secretarial services, office supplies, shared offices and the use of common area work space (copying, storage, drafting areas). Management believes these offices are adequate for its needs and that the rates are comparable with market rates Subsequent to July 31, 2002, the Registrant has occupied office space in Vancouver, British Columbia, Canada. The Registrant rents this office space on a month to month basis with an annual rent of $24,300 Cdn. which includes rent, secretarial services, office supplies, shared offices and the use of common area work space (boardroom, copying, and storage areas). Management believes these offices are adequate for its needs and that the rates are comparable with market rates.

The Registrant's material tangible fixed assets and leased properties are located at the Registrant's mineral projects and are described below.

OEST PROPERTY

Oest Property - Lyon County, Nevada, USA

On December 17, 1987, Rule Nevada Inc., was incorporated as a 100% owned subsidiary of the Registrant to hold eight patented plus six unpatented mineral claims situated in the Devil's Gate and Chinatown Mining District, Lyon County, Nevada. (the "Oest Property")

Location  and  Access

The Oest Property is located about 1.4 kilometres southwest of Silver City in Lyon County, Nevada, U.S.A. Latitude 39 15.3 North, Longitude 11939 West, in
section 8, 9, 16 and 17, Township 16N, Range 21E. The Oest Property is situated about 1.4 kilometres southwest of Virginia City in Lyon County. Access to the property is by two-wheel drive along an unpaved road which connects with the main highway to Virginia City. Reno is located approximately 80 km to the north and is serviced by rail and commercial airlines.

History

The Oest Property was claimed about 1861 when gold bearing siliceous veins were exposed in the Comet fault. Underground mining operations to 1921 reported approximately 16,000 tons of ore averaging 3.5 ounces of gold per ton.

The Oest Mine was operated during the period 1887 to 1927 producing about $1,000,000 worth of gold and silver from shallow workings with approximately 16,000 tons of 3 oz Au/ton ore being mined from a number of high grade pods. During the production period 1887-1892, the mine averaged 4.0 oz gold/ton with the value of ore shipped during the life of the mine ranging from $10 to $80 per ton. Gold and silver ratios average about 1:1 by weight. The property was acquired by Dayton Consolidated during the 1930's but production does not appear to have resumed after 1927.

During 1985 development on the Oest Property consisted of a program of geophysical and geochemical surveys and geological mapping and sampling of both the surface and accessible underground workings of the main Oest-Comet structure. Over 700 samples from 2100 feet of trenching and 3000 feet of underground workings confirmed gold and silver mineralization on the main Comet structure.

Mineralization  Types

The Gold and silver mineralization on the Oest Property is associated with three major fault zones: the north- to-northeast trending Comet zone, the east-west trending Oest Fault and the east-west Vargo Fault Zone.

In addition, the northeast trending Santiago-Haywood fault passes through the eastern section of the property.


Estimates  of  Mineralization

During 1986 the Registrant completed an exploration program consisting of 6,000 feet of reverse circulation drilling in 18 holes.

The northeasterly and easterly extension of the Santiago-Haywood Fault remains as an exploration target with both surface and underground mining potential. Surface and underground samples taken to date give generally low gold values ranging from 0.003 to (2.5m) 0.027 oz Au/ton. A general tendency for increased silicification was noted in close proximity to the Santiago-Haywood Fault.

Geological mapping of the North Comet Extension and northern part of the Comet claims delineated a new area of surface and underground production potential. Samples from out crop and selected samples from dumps range from-0.001 to 0.362 oz Au/ton indicating the possibility of economic quantities of gold mineralization. Production potential of this contact zone requires measurement by a close-spaced soil geochemistry program followed by trenching and ultimately by drilling. Several old caved workings in this area should be opened and investigated prior to drilling.

There have not been any proven (measured) or probable (indicated) reserves established on the Oest Property.

Recent  Exploration,  Engineering  and  Other  Initiatives

No  recent  exploration  has  been  conducted  on  the  Oest  property.

During the year ended July 31, 2002 the Registrant incurred $1,375 in expenditures relating to the Oest property.

There are no immediate plans to proceed with further exploration on the Oest claims in Nevada due to low gold prices. The Registrant intends to maintain the claims in good standing for future exploration, when gold prices improve and exploration funds are available.

TRANSVAAL PROPERTY

Transvaal Property - Kamloops Mining Division, British Columbia

Pursuant to an agreement dated June 22, 1989, as amended January 12, 1998, the Registrant acquired nine claims in the Highland Valley (the "Transvaal Property") subject to a 1.5% net return royalty to the vendors. Pursuant to an agreement dated October 15, 1996, as amended October 15, 2002 with Getty Copper Corp. ("Getty"), the Registrant granted Getty an option to acquire a 50% interest in the Transvaal Property subject to a 1.5% net smelter return payable to the Registrant. Getty must expend $525,000 in exploration and development on the property on or before the expiration of seven years from the date the TSX Venture Exchange accepted notice of the option for filing. As of July 31, 2002 Getty had spent $340,104 on exploration of the property.

Once Getty has earned its 50% interest, a Joint Venture Agreement dated October 15, 1996, will become effective respecting the exploration and development of the Transvaal Property.



Location and Access

The Transvaal Property is located in the Highland Valley of south central British Columbia, geographic coordinate 50 33 30N, 121 01 W. The Transvaal Property is easily accessible by the Bose Lake road, which branches off 10 kilometres from the property from the paved Bethlehem Mine road. Forestry and drill roads provide good access to the claims from Logan Lake, the closest support community which is located about 15 kilometres east of the Transvaal Property.

The nearest airport is located in Kamloops, British Columbia approximately 35 miles (56 km) from the property. The major city of Vancouver, British Columbia situated approximately 330 kilometres to the southwest by the Coquihalla Highway provides access to an international airport and seaport.

Exploration  History

The first mention of the Transvaal showings occurs in the 1901 British Columbia Minister of Mines report which states that "good sized bodies of ore have been opened up," and that "the chief requisite for this property is a road to connect with the present wagon road." The 1907 British Columbia Minister of Mines report states that these showings were being developed by the trail smelter. A shaft had been sunk to explore copper carbonate. About 450 metres northeast of the shaft a tunnel has been driven. Minimum grade for ore at that time was 10% copper and no significant quantities at this grade were located in the tunnel and shaft.

In 1997 Getty completed 3 diamond drill holes totaling 1,009m (3,310 ft) into the northwest portion of the Transvaal Property (50% Joint Venture) and completed a detailed geological map of these claims. These holes and eight others drilled in 1996, totaling 2,364 m (7,756 ft), provided geological information related to a large, complex, I.P. chargeability anomaly that straddles the boundary between the northern most part of the Transvaal Property and the adjoining Getty West claims. The diamond drill holes intersected oxidized and sulphidic copper mineralization, indicating that both types of mineralization are more widespread than previously suggested by surface and underground showings. The presence of copper, gold and molybdenum mineralization in the holes support previous historic assay results.

Transvaal  Property  Geology

No mineral deposit estimate is currently available for the Transvaal Property. However, based on the results of geological, geochemical and geophysical surveys completed by Getty in 1995, 1996 and 1997, and of a limited drilling program completed in 1996, which encountered 34 metres of continuous mineralization having an average copper content of 0.29%, the Registrant's field technical staff recommended a 1800 metre program of follow-up drilling and sampling estimated to cost $227,000. There is no assurance that a commercially viable ore deposit (if any) exists on the Transvaal Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

Mineralization  Types

The Transvaal Crown granted mineral claims are located in the highly productive Highland Valley area of south central British Columbia. The claims are underlain by the favorable intrusive phase (rocks) of the Guichon Batholith. The Guichon Batholith is a large mass of intrusive rocks which host the large Highland Valley porphyry copper orebodies. The quartz diorite has itself been intruded by younger porphyry dykes, which are small tabular bodies of rock which follow generally steeply dipping fractures. Within these dykes, zones of favourable rock alterations contain primary sulphide minerals. Near-surface oxidization has resulted in the majority of the primary copper minerals being altered to secondary copper carbonates and silicates. Post mineral (later movement) movement along controlling structures has resulted in local breccia and crush zones into which the oxidized (secondary) copper (minerals) have been precipitated in relatively high grade zones. Copper mineralization as exposed at surface and in underground workings, consist of high grade veins (3-16% Cu.), medium grade crush zones (1-3% Cu.), and lower grade fracture fillings. The potential of the deposit to host mineralization that can be exploited by surface or underground mining methods will depend on the distance between these higher grade zones, which must be determined by mapping, trenching and drilling. Preliminary metallurgical studies have indicated that acid leaching and solvent extraction easily recover the non-sulphide secondary copper values. The primary sulphide copper mineralization is easily recovered by conventional treatment. The data presently available indicate that the claims merit further exploration, and staged exploration programs are recommended.

There have not been any proven (measured) or probable (indicated) reserves established on the Transvaal Property.

The Registrant does not have any resource properties on which commercial mining operations exist, nor has the mineralization contained in the Registrant's properties been determined to be commercially mineable ore.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview
--------

The Registrant is a mineral exploration company engaged directly in the acquisition and exploration of mineral properties with the aim of developing such properties to a stage where they can be exploited at a profit. The Registrant does not have any mineral producing properties at this time. However, both its properties are in geologically favourable areas near to present or past producers. The Registrant has primarily focused on raising capital to finance further exploration.

The Registrant has total deferred exploration expenditures and mineral properties as at July 31, 2002 of $40,000 and at July 31, 2001 of $40,000. The properties were written down $1,375, July 31, 2002, $212,343, July 31, 2001, and $841,321 July 31, 2000. This was written down from a deferred exploration balance of $1,088,791 July 31, 1999 to $248,700 July 31, 2000, to $40,000 July
31, 2001 in order to reflect estimated values as a result of a weak mineral market and lack of available financing to continue on with future exploration at this time.

Under Canadian GAAP, exploration and corporate/administrative expenses are written off yearly and property acquisition expenses deferred (or capitalized). Such acquisition costs are written off where the Registrant seeks to abandon a property due to exploration program results, which appear to warrant abandonment or when it appears the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are financed through a combination of cash and common share issuances.
The Registrant's financial statements are prepared on the basis that it will continue as a going concern. Given that the Registrant has no source of significant revenue this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits, which are not known to be economic in the current environment. The Registrant can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than the Registrant's liabilities with a potential for total loss to its shareholders.

The Registrant does not believe that the effects of inflation significantly impact it and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$1.58 to $1.41) during these three years. The Registrant has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for the Registrant's assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see "Trend Information" below.

Operating Results - Fiscal 2002 Compared with Fiscal 2001

The fiscal 2002 loss of $98,326 was $200,463 less than the fiscal 2001 loss of $298,279. $96,981 of this loss during the year 2002 is attributed to administrative expenditures and a write down of mineral properties of $1,375 while in 2001 $86,269 was attributable to administrative expenditures and the write down of mineral properties was $212,343. The portion of the loss due to administrative expenditures including transfer agent, legal, accounting, office rent and management fees is approximately $10,700 higher than 2001. Legal disbursements, accounting and audit and filing fees contributed to the increase in administrative expenses due to the shares for debt conversion and placement. In general the administration expenses have remained relatively constant and comparable and are expected to increase by approximately $3,000 in investor relations expenses. As a result of these additional expenses, Freeway Properties Ltd., a company controlled by a director has agreed to reduce its management fees to $1,000 per month from $2,500 per month and the John B Pub Ltd. a company controlled by a director will reduce the amount charged for office rent and office expenses including telephone, fax, and stationery, for the Coquitlam office from $1,000 per month to $500 in order to stabilize the administrative costs.

The Registrant recorded its amortization in 2001 of $89, and did not acquire additional assets in 2002.

Operating Results - Fiscal 2001 Compared with Fiscal 2000

The fiscal 2001 loss of $298,789 was $621,574 less than the fiscal 2000 loss of $920,363. $212,520 of the year 2000 loss is attributed to a write down of mineral properties $212,343 and $177 write down of equipment. The portion of the loss due to administrative expenditures in 2001including transfer agent, legal, accounting, office rent and management fees is $86,269 and is approximately $7000 higher than 2000. These administration expenses have remained relatively constant and comparable.

The Registrant recorded amortization of $89 in 2001. In fiscal 2000, the Registrant did not acquire additional assets.

Operating Results - Fiscal 2000 Compared with Fiscal 1999

The fiscal 2000 loss of $920,363 was $843,169 larger than the fiscal 1999 loss of $77,194. $841,341 of this loss is attributed to a write down of mineral properties. The portion of the loss due to administrative expenditures in 2000 including transfer agent, legal, accounting, office rent and management fees is $79,022 or approximately $2000 higher than 1999. These administration expenses have remained relatively constant and comparable.

The Registrant recorded amortization of $89 in 2000 and $89 in 1999. In fiscal 1999, the Registrant did not acquire additional assets.

Liquidity and Capital Resources

Overview

Historically the Registrant's sole source of funding was through equity financing for exploration. The Registrant is currently pursuing a financing to continue exploration and pay its debts. The Registrant has been provided funding from companies controlled by a director to maintain it's listing in good standing.

The Registrant has no assurance of continued access to significant equity funding.

Fiscal 2002 Compared with Fiscal 2001

The Registrant ended its fiscal year 2002 with a working capital of approximately $28,472 compared with a working capital deficit of approximately $301,642 at the end of the previous year. Cash and equivalents increased to $45,652 in 2002 from $5,994 in 2001 due to a private placement. As of July 31, 2002, related parties and certain creditors have agreed to extend the Registrant's terms of payment until June 3, 2004, resulting in a substantial reduction in current payables and an increase in long term liabilities.

The Registrant maintains the nine claims it acquired in the Highland Valley subject to a 1.5% net returns royalty to the vendors. The Registrant has expended $Nil (2001 $Nil) on exploration work during the year.

Subject to regulatory approval, the Registrant granted Getty an option to acquire a 50% interest in the Transvaal Property subject to a 1.5% net smelter return. Getty must expend $525,000 in exploration and development on the property on or before the expiration of seven years from TSX Venture Exchange acceptance of the option. As of July 31, 2002, Getty Copper Corp. has spent $340,104, ($339,750 as of July 31, 2001).

Fiscal 2001 Compared with Fiscal 2000

The Registrant ended its fiscal year 2001 with a working capital deficit of approximately $301,642 compared with a working capital deficit of approximately $268,223 at the end of the previous year. Cash and equivalents were $5,994 in 2001 and $5,773 in 2000 with other figures more or less comparable.

The Registrant has expended $Nil (2000 $Nil) on exploration work during the year.

As of July 31, 2001, Getty has spent $339,750, ($338,449 as of July 31, 2000) on its opton to acquire from the Registrant its 50% interest in the Transvaal Property.

Fiscal 2000 Compared with Fiscal 1999

The Registrant ended its fiscal year 2000 with a working capital deficit of approximately $268,223 compared with working capital deficit of approximately $200,880 at the end of the previous year. Cash and equivalents were $5,773 in 2000 and $6,228 in 1999 with other figures more or less comparable.

The Registrant has expended $Nil (1999 $Nil) on exploration work during the year.

As of July 31, 2000, Getty has spent $338,449, ($337,941 as of July 31, 1999) on its option to acquire from the Registrant its 50% interest in the Transvaal Property.

The Registrant's liquidity depends largely on the established financing capabilities of its principals and on its ability to access the capital markets or to enter into joint venture agreements. Although the Registrant has no plans to acquire additional properties or to explore new opportunities in fiscal 2003, the Registrant may enter into arrangements to do so if management determines that such projects are economically viable and in the best interest of the Registrant's shareholders. Such acquisitions may affect the Registrant's ability to access the capital markets or to enlist new joint venture partners. The Registrant does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Registrant's liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Registrant relies on private placements and the exercise of outstanding warrants and options for the working capital necessary for its operations. It is anticipated that financings will continue to be achieved through these means as well as through potential joint ventures. The Registrant has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Registrant's projects.

The  Registrant's  does  not  have  any  obligations  under  capital  leases.

The  Registrant does not have any material commitments for capital expenditures.

C.     RESEARCH AND DEVELOPMENT

Not Applicable.

D.     TREND INFORMATION

As a natural resource exploration company the Registrant's activities are more cyclical as metal prices have traditionally been cyclical in nature. The recent trend for metal prices has been negative for gold with recent widely read business journals predicting a continuing softness in the metal. Copper is a commodity metal used extensively in the housing and automotive industries and accordingly demand for copper varies directly with general economic conditions. While the Registrant's management is not in a position to forecast economic trends, it is aware that as of February 2001 widely read business periodicals continue to predict economic softness for both gold and copper, while others are more optimistic and hence the Registrant is hopeful for a recovery in the prices of copper and gold.

If the Registrant's properties are capable of producing commercial quantities of copper, gold or other metals of an economic grade, the Registrant's successful operation will become dependant on the price of gold and copper. Fluctuations in the price of gold may, at that stage of the Registrant's development, affect the profitability of the Registrant and its ability to raise funds in equity markets.


ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Registrant are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Registrant's Articles. The Registrant's last annual regular general meeting was held on November 30, 2001. The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors.

As at July 31, 2002, the following persons were directors and/or executive officers of the Registrant:


-----------------------------------------------------------------------------
                        POSITION WITH
NAME                    THE REGISTRANT          NUMBER OF COMMON SHARES OWNED
-----------------------------------------------------------------------------
John B. Lepinski        President and Director            2,077,514
Brian Coomer *          Director                            203,233
Luard Joseph Manning *  Director                                Nil
Donald R. Willoughby *  Secretary and Director                6,666
-----------------------------------------------------------------------------

*Audit  Committee  Member

Members of the Board of Directors are elected by the holders of the Registrant's shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Registrant and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Registrant is an Audit Committee. The Audit Committee of the Registrant's Board of Directors currently consists of Messrs. Donald Willoughby, Luard Manning and Brian Coomer. This committee is directed to review the scope, cost and results of the independent audit of the Registrant's books and records, the results of the annual audit with management and the adequacy of the Registrant's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

None of the Registrant's directors or executive officers is party to any arrangement or understanding with any other person pursuant to which such individual was elected as a director or officer or member of senior management of the Registrant.

No director or executive officer of the Registrant has any family relationship with any other officer or director of the Registrant.

The following is a brief biographical description of each of the officers and directors listed above:
John B. Lepinski, has served as President and a Director since February 29, 1980. Mr. Lepinski is also the Chief Executive Officer and President and a director of Getty Copper Corp., a public company listed on the TSX Venture Exchange. Mr. Lipinski also holds positions with the following private companies: President and owner of the John B. Pub Ltd. since 1974, President and manager of Robak Industries, a mineral exploration company, since 1973, President and manager of Deborah Resources Ltd. since 1983, President, manager and director of Masco Capital Inc., a holding company, since 1983 and President, manager and director of Freeway Properties Inc., a management company, since 1996.

Luard Joseph Manning, has served as a Director since April 12, 1988. Mr. Manning is a mining engineer for L.J. Manning and Associates Ltd. He has over 50 years mining experience, the last 37 of which have been as a mining consultant practicing out of Vancouver, British Columbia. He has extensive expertise in operating underground mines and has operated small open pit mines. He has supervised and critiqued engineering designs for both surface and underground deposits with emphasis on the effects of design on operating economics. He has work experience in Canada, Latin America and the United
States of America and has examined properties in England and Australia. Mr Manning is a director of numerous junior mining companies including: Cusac Gold Mines Ltd., Canmine Resources Corporation, FM Resources Corp., Nustar Resources Inc., Kimber Resources Inc., L.E.H. Ventures Ltd. and Consolidated ETC Industries Ltd.

Brian Coomer, has served as a Director since June 29, 1988. Mr. Coomer has been the manager of John B. Pub Ltd. for the past 25 years. He also has a teaching degree from the University of British Columbia.

Donald R. Willoughby, has served as Secretary and a Director since December 4, 1990. Mr. Willoughby is a Chartered Accountant, and the President of D.R. Willoughby Inc., a corporate partner of Cinnamon Jang Willoughby & Company.

None of the directors or executive officer of the Registrant have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

B.     COMPENSATION

The Registrant does not compensate its directors for their services as directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Registrant other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including any committee participation or special assignments.

The Registrant grants stock options to directors, executive officers and employees. See "Options to Purchase Securities from the Registrant or Subsidiary".

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended July 31, 2002, to directors and executive officers:



----------------------------------------------------------------------------
Directors and Executive Officers     Salary/Bonus      Other Compensation(1)
----------------------------------------------------------------------------
John B. Lepinski                       Nil(2)             Options(1)
Brian Coomer                           Nil                Options(1)
Luard Joseph Manning                   Nil                Options(1)
Donald R. Willoughby                   Nil(2)             Options(1)
----------------------------------------------------------------------------

(1)     See  "Options to Purchase Securities from the Registrant or Subsidiary".
(2)     See  "Board  Practices".

The aggregate amount of compensation paid by the Registrant during the fiscal year ended July 31, 2002 to all officers and directors as a group was Cdn$NIL.

No amounts have been set aside or accrued by the Registrant during fiscal 2002 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

OPTIONS  TO  PURCHASE  SECURITIES  FROM  THE  REGISTRANT  OR  SUBSIDIARY

Stock Options to purchase shares from the Registrant are granted to directors, officers, employees of and consultants to the Registrant or the employees of a company providing management services to the Registrant in consideration of them providing their services to the Registrant on the terms and conditions acceptable to the applicable securities regulatory authorities. The Registrant has no formal written stock option plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the stock option program is based on the market price of the Registrant's securities at the time of the grant of the incentive stock option and the maximum term of each stock option may not exceed five years.

The  Registrant does not have any outstanding stock options as at July 31, 2002.

At the Annual General Meeting held on November 20, 2002, the shareholders approved by ordinary resolution of disinterested shareholders the adoption of a share incentive plan whereby 1,778,290 shares will be reserved for share incentive options to be granted at the discretion of the Registrant's board of directors to eligible optionees.

C.     BOARD PRACTICES

1. Directors may be appointed at any time in accordance with the Articles of the Registrant and then re-elected annually by the shareholders of the Registrant. Directors may resign at any time and their term of office expires annually at each Annual General Meeting of the shareholders of the Registrant.

Executive officers are appointed from time to time by the Board of Directors. The Board, in its discretion, may remove any officer of the Registrant, otherwise each officer shall hold office until his or her successor is appointed or until his earlier resignation.

2. Cinnamon Jang Willoughby & Company, Chartered Accountants, charge the Registrant an hourly fee for accounting services. During the year ended July 31, 2002 the sum of $4,448 was billed for such services. D.R. Willoughby Inc., a company controlled by Donald Willoughby, the Secretary and a director of the Registrant, is a partner in Cinnamon Jang Willoughby & Company.

3. The Registrant has entered into a Management Services Agreement with Freeway Properties Ltd. ("Freeway"). The Management Services Agreement provides for the payment of $2,500 per month to Freeway by the Registrant. Effective September 1, 2002 the Agreement was amended and the payment to Freeway has been reduced to $1,000 per month. Freeway is a private company the shares of which are controlled by John B. Lepinski, a director and the President of the Registrant.

4. The Registrant pays office rent, administrative expenses including telephone, facsimile and photocopying expenses to the John B. Pub Ltd. The rent and administrative expenses total $500 per month effective September 1, 2002, reduced from $1,000 per month in prior periods.

5. The members of the Registrant's Audit Committee may be appointed any time by the Board of Directors. At present they are Messrs. Donald Willoughby, Luard Manning and Brian Coomer. The Board, in its discretion may change the membership and fill vacancies in the Audit Committee, otherwise, Audit Committee members shall serve until his or her successor is appointed or until his or her earlier resignation.

6. Pursuant to an agreement dated October 15, 1996, as amended October 15, 2002, the Registrant granted Getty Copper Corp. ("Getty") an option to acquire a 50% interest in the Transvaal Property described under the heading "Property, Plants and Equipment". John Lepinski and Don Willoughby, directors of the Registrant, are also directors of Getty.

D.     EMPLOYEES

As  of  July  31,  2002,  the  Registrant  did  not  have  any  employees.

ITEM 7     MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

The Registrant is currently a publicly-held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Registrant is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at October 31, 2002, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Registrant, the only class of securities with voting rights, except for the persons or groups listed below:


-------------------------------------------------------------
Identity of               Number of
Persons or Group          Shares Owned   Percentage of Class
-------------------------------------------------------------
CDS & Co. (b)             2,123,384            23.88%
John B. Lepinski          2,277,514 (c)        25.05%
Officers and Directors,
as a group (4 persons)    2,287,413            25.73%
-------------------------------------------------------------


(a)  Based  on  8,891,481  shares  outstanding  at  October  31,  2002.

(b) CDS & Co. is a depository enterprise. It is the Registrant's understanding that CDS & Co. hold the specified shares as shareholder of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Registrant unless the shareholders voluntarily elect to contact the Registrant or request disclosure of his, her or its identity. The Registrant is unaware of the identities of the beneficial owners of these shares.

(c) Includes warrants to purchase 200,000 common shares, exercisable at a price of $0.10 on or before December 24, 2002. Does not include 675,118 shares and warrants to purchase 533,326 shares at a price of $0.10 per share held by Lisa Lepinski, the wife of John Lepinski or 1,400,000 shares and warrants to purchase 1,400,000 shares at a price of $0.10 per share held by the adult children of John Lepinski.

There are no arrangements, known to the Registrant, that may, at a subsequent date, result in a change in control of the Registrant.

The Registrant's major shareholders do not have different voting rights from other shareholders of the Registrant.

Based on the records of Computershare Investor Services Inc. the Registrant's registrar and transfer agent, at October 31, 2002, there were 13 holders of record of the Registrant's shares with United States addresses who collectively held 161,194 shares or approximately 1.81% of the 8,891,481 issued and outstanding shares. The Registrant is not in a position to confirm ownership by these parties.

The Registrant is not aware of any significant changes in the ownership of its shares during the past three years except that John Lepinski, a director and the President of the Registrant, acquired 1,750,000 shares of the Registrant during fiscal 2001 pursuant to a shares for debt arrangement.

B.     RELATED PARTY TRANSACTIONS

Except for the ownership of the Registrant's securities and the compensation described herein, advances to and by certain officers to or from the Registrant to cover expenses (all of which were reimbursed or repaid without interest), below are all of the material transactions between the Registrant and its directors, executive officers, holders of ten percent or more of the Registrant's outstanding shares, or any associate or affiliate of such person since the commencement of the last fiscal year on August 1, 2001, or in any proposed transaction which may materially affect the Registrant.

The Registrant has entered into consulting agreements with certain directors. See "Directors, Senior Management and Employees-Compensation."

The Registrant has entered into an option agreement and a joint venture agreement with Getty Copper Corp. ("Getty") described under the heading "Property, Plants and Equipment". John Lepinski and Don Willoughby, directors of the Registrant, are also directors of Getty.

The Registrant does not provide benefits to any personnel or its consultants. None of the officers or directors of the Registrant are indebted to the Registrant or were indebted to the Registrant during the fiscal years ended July 31, 2002, 2001 and 2000. See " Indebtedness of Directors and Officers" below.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or senior officers of the Registrant or persons who were directors, executive officers or senior officers of the Registrant at any time during the Registrant's last completed financial year, and none of the associates of such persons are or have been indebted to the Registrant or its subsidiaries at any time since the beginning of the Registrant's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or its subsidiaries.



ITEM 8     FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See  attached  financial  statements which are incorporated herein by reference.

LITIGATION

To the best of its knowledge, the Registrant is not subject to any active or pending legal proceedings or claims against it or any of its properties that will have a material effect on the Registrant's business or results of operations. However, from time to time, the Registrant may become subject to claims and litigation generally associated with any business venture.

DIVIDEND POLICY

The Registrant has not and does not currently intend to pay any dividends on any of its shares. The Registrant intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

SIGNIFICANT CHANGES

Subsequent to July 31, 2002, there have not been any significant changes or transactions.


ITEM 9     THE OFFER AND LISTING

The Registrant's shares have traded on the TSX Venture Exchange or its predecessors the Vancouver Stock Exchange and the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the TSX Venture Exchange on May 1, 2002) since January 6, 1981.


The following is a summary of trading expressed in Canadian dollars, on a fiscal quarter basis, of the shares of the Registrant on the TSX Venture Exchange in Canada since August 1, 1997:

     --------------------------------------------------
     FISCAL YEAR                   HIGH       LOW
     --------------------------------------------------


        1998
     --------------------------------------------------

     1st Quarter                   $0.13     $0.07
     2nd Quarter                   $0.08     $0.04
     3rd Quarter                   $0.24*    $0.04*
     4th Quarter                   $0.24     $0.10
     --------------------------------------------------

        1999
     --------------------------------------------------

     1st Quarter                   $0.10     $0.07
     2nd Quarter                   $0.09     $0.05
     3rd Quarter                   $0.10     $0.06
     4th Quarter                   $0.10     $0.10
     --------------------------------------------------


        2000
     --------------------------------------------------

     1st Quarter                   $0.12     $0.10
     2nd Quarter                   $0.12     $0.05
     3rd Quarter                   $0.18     $0.11
     4th Quarter                   $0.20     $0.12
     --------------------------------------------------


        2001
     --------------------------------------------------

     1st Quarter                   $0.14     $0.08
     2nd Quarter                   $0.13     $0.08
     3rd Quarter                   $0.08     $0.06
     4th Quarter                   $0.06     $0.05
     --------------------------------------------------


        2002
     --------------------------------------------------

     1st Quarter                   $0.12     $0.04
     2nd Quarter                   $0.04     $0.02
     3rd Quarter                   $0.05     $0.03
     4th Quarter                   $0.08     $0.04
     --------------------------------------------------


        2003
     --------------------------------------------------

     1st Quarter                   $0.17     $0.02
     --------------------------------------------------



* Effective March 28, 1998 the shares of the Registrant underwent a reverse share split on a three old shares for one share basis.

The following is a summary of trading, on a monthly basis, of the shares of the Registrant on the TSX Venture Exchange in Canada during the past six months:


-------------------------------------------------------------------

Month and Year       High (Cdn $)        Low (Cdn $)       Volume
-------------------------------------------------------------------

May 2002             $0.08               $0.06             19,000
June 2002            $0.06               $0.06              2,166
July 2002            $0.06               $0.04             11,832
August 2002          $0.15               $0.06             69,217
September 2002       $0.17               $0.10             96,897
October 2002         $0.17               $0.12            210,106
-------------------------------------------------------------------

The price for the Registrant's shares quoted on the TSX Venture Exchange on July 22, 2002 (the last trade prior to the year end), was Cdn $0.06 (High) and Cdn $0.06 (Low), and the close price was Cdn $0.06.

Other than described above, the Registrant's shares are not and have not been listed or quoted on any other exchange or quotation system.


ITEM 10     ADDITIONAL INFORMATION

A.          SHARE CAPITAL

The Registrant's authorized capital consists of 100,000,000 common shares without par value. At July 31, 2002, there were 4,891,481 shares issued and outstanding and an additional 1,300,000 shares have been allotted and reserved for issuance pursuant to outstanding private placement warrants to purchase shares. At July 31, 2002, there were not any incentive stock options outstanding. As at October 31, 2002 there were 8,891,481 shares issued and outstanding and an additional 5,300,000 shares had been allotted and reserved for issuance pursuant to outstanding private placement warrants to purchase shares. "At October 31, 2002, there were not any incentive stock options outstanding. At the Annual General Meeting held on November 20, 2002, the shareholders approved, by ordinary resolution of disinterested shareholders, the adoption of a share incentive plan whereby 1,778,290 shares will be reserved for share incentive options to be granted at the discretion of the Registrant's board of directors to eligible optionees.

All shares are of the same class and have the same rights, preferences and limitations. Holders of shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the Board of Directors out of funds legally available therefor. There are no limitations on the payment of dividends. A quorum for a general meeting of shareholders is two persons present and being or representing by proxy members holding not less than one-twentieth of the outstanding shares. If there is only one member the quorum is one person present and being or representing by proxy, such member. Holders of shares are entitled to one vote per share. Upon any liquidation, dissolution or winding up of the business of the Registrant, the assets, if any, after payment or provision for payment of all debts, obligations or liabilities of the Registrant shall be distributed to the holders of shares. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the shares and none of the shares carry any liability for further calls.

The rights of holders of shares may not be modified other than by vote of 3/4 of the shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxyholder) personally present, the rights of holders of shares may be modified by less than a majority of the issued shares of the Registrant.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the ground that the affairs of the Registrant are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:


     (a) direct or prohibit any act or cancel or vary any transaction or resolution;

     (b)  regulate  the  conduct  of  the  Registrant's  affairs  in the future;
     (c) provide for the purchase of the shares of any member of the Registrant by another member of the Registrant, or by the Registrant;
     (d) in the case of a purchase by the Registrant, reduce the Registrant's capital or otherwise;
     (e)  appoint  a  receiver  or  receiver  manager;
     (f)  order  that  the  Registrant  be  wound  up;
     (g) authorize or direct that proceedings be commenced in the name of the Registrant against any party on the terms the Court directs;
     (h)  require  the  Registrant  to  produce  financial  statements;
     (i)  order  the  Registrant  to  compensate  an  aggrieved  person;  and
     (j)  direct  rectification  of  any  record  of  the  Registrant.

Where a special resolution to modify the rights of the holders of shares has been passed, the holders of not less than 10% of the shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

There are no shares of the Registrant held by or on behalf of the Registrant itself or by subsidiaries of the Registrant.

SUMMARY OF REGISTRANT SECURITIES TRANSACTIONS

Set forth below are the closed and pending transactions pursuant to which securities of the Registrant have been issued or sold since August 1, 1999.


                      SHARE, OPTION AND WARRANT TRANSACTIONS
     ---------------------------------------------------------------------

                      Shares Outstanding at August 1, 1999
     ---------------------------------------------------------------------

     Number of Shares Issued                     Total Gross Consideration
     -----------------------                     -------------------------
           1,841,481                                      $3,636,594
     ---------------------------------------------------------------------




--------------------------------------------------------------------------
            Shares Issued During Fiscal Year Ended July 31, 2000
--------------------------------------------------------------------------
                              Number of         Total Gross Consideration
Transaction               Securities Issued             (Cdn$)
-----------               ------------------    -------------------------

NIL                              N/A                     N/A
Total Outstanding
As at July 31, 2000           1,841,481               $3,636,594

--------------------------------------------------------------------------
             Shares Issued During Fiscal Year Ended July 31, 2001
--------------------------------------------------------------------------
                              Number of         Total Gross Consideration
Transaction               Securities Issued             (Cdn$)
-----------               ------------------    -------------------------
Share for Debt Settlement     1,750,000               $  175,000
Total Outstanding
As at July 31, 2001           3,591,481               $3,811,594


--------------------------------------------------------------------------
             Shares Issued During Fiscal Year Ended July 31, 2002
--------------------------------------------------------------------------
                              Number of         Total Gross Consideration
Transaction               Securities Issued             (Cdn$)
-----------               ------------------    -------------------------
Private Placement             1,300,000               $   65,000
Total Outstanding
As at July 31, 2002           4,891,481               $3,876,594


--------------------------------------------------------------------------
             Shares Issued Subsequent to Year Ended July 31, 2002
--------------------------------------------------------------------------
                              Number of         Total Gross Consideration
Transaction               Securities Issued             (Cdn$)
-----------               ------------------    -------------------------
Private Placement             4,000,000               $  400,000
Total Outstanding
As at October 31, 2002        8,891,481               $4,276,594


--------------------------------------------------------------------------------
                Options Outstanding as of July 31, 2002(1)
--------------------------------------------------------------------------------
                                              Exercise Price
Description              Number of Shares           Cdn$        Expiration Date
-----------------------  ----------------           ----        ---------------
Director and Employee
Incentive Stock Options         Nil                  Nil             Nil
                         ----------------
Total Outstanding
As at July 31, 2002             NIL


(1)     As  at  [date  of  20-F]  the  number  of  outstanding  options was nil.


--------------------------------------------------------------------------------
               Share Purchase Warrants Outstanding as of July 31, 2002
--------------------------------------------------------------------------------

                                              Exercise Price
Description              Number of Shares           Cdn$          Expiry Date
-----------------------  ----------------           ----          -----------
Balance July 31, 2001       1,300,000             $ 0.10      December 24, 2002

Issued During Fiscal 2002      NIL                   N/A              N/A
                          -------------
Total Outstanding
As at July 31, 2002         1,300,000


--------------------------------------------------------------------------------
           Share Purchase Warrants Issued Subsequent to July 31, 2002
--------------------------------------------------------------------------------
                                              Exercise Price
Description              Number of Shares           Cdn$          Expiry Date
-----------------------  ----------------           ----          -----------
Balance July 31, 2002       1,300,000             $ 0.10      December 24, 2002
Issued subsequent to
 July 31, 2002              4,000,000             $ 0.10      September 25, 2004
                         ----------------
Total Outstanding
As at October 31, 2002      5,300,000


The  Registrant  does  not  have  any  pending  transactions or security grants.

B.          MEMORANDUM AND ARTICLES OF ASSOCIATION

Directors

A director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Registrant shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the British Columbia Company Act (the "Company Act"). A director shall not vote in respect of any contract or transaction with the Registrant in which he is interested.

The remuneration of the Directors may be determined by the Directors or, if the Directors so decide by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Registrant as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in relation to theRegistrant and if any Director shall perform any professional or other services for the Registrant that in the opinion of the Directors are outside the ordinary duties of a Director, he or she may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the shareholders. The Registrant may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Registrant or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provisions of any such gratuity, pension or allowance.

The directors may, at their discretion authorize the Registrant to borrow any sum of money for the purposes of the Registrant and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors think fit.

There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

A director is not required to hold a share in the capital of the Registrant as qualification for his office.

With respect to the above noted matters, there are generally no significant differences between British Columbia and U.S. law.

Rights,  Preference  and  Restrictions  Attached  to  Common  Shares

All of the authorized common shares of the Registrant, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. The Registrant's Articles do not provide for cumulative voting.

Upon liquidation, dissolution or winding up of the Registrant, holders of common shares are entitled to receive pro rata the Registrant's assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

With respect to the rights, preferences and restrictions attaching to the Registrant's common shares, there are generally no significant differences between British Columbia and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Registrant's shares.

Changes  to  Common  Shares

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are contained in the Company Act. The Company Act requires approval by a special resolution (i.e. approved by at least of then votes cast at a meeting of the Registrant's shareholders or consented to in writing by each of the Registrant's shareholders) in order to effect any of the following changes:

i) creating, defining and attaching special rights or restrictions to any shares whether issued or unissued;
ii) varying or abrogating any special rights or restrictions attached to any shares, whether issued or unissued;
iii) subdividing all or any of the Registrant's unissued, or fully paid issued, shares with par value into shares of smaller par value;
iv) subdividing all or any of the Registrant's unissued, or fully paid issued, shares without par value so that the number of those shares is increased;
v) consolidating all or any of the Registrant's shares with par value into shares of larger par value;
vi) consolidating all or any of the Registrant's shares without par value so that the number of those shares authorized is reduced;
vii) changing all or any of the Registrant's unissued, or fully paid issued, shares with par value into shares without par value;

viii) changing all or any of the Registrant's unissued shares without par value into shares with par value;
ix) altering the name or designation of all or any of the Registrant's shares, whether issued or unissued, or
x) altering the provisions as to the maximum price or consideration at or for which shares without par value may be issued.

The Company Act also provides that the Registrant may reduce its capital, whether issued or unissued, in any way by special resolution confirmed by the court and may:

a) extinguish or reduce the liability on any of the Registrant's partly paid shares in respect of capital not paid up,
b) either with or without extinguishing or reducing the liability on any of the Registrant's partly paid shares, cancel any paid up capital that is lost or unrepresented by available assets, or
c) either with or without extinguishing or reducing liability on any of its partly paid shares, pay off any paid up capital that is in excess of the needs of the Registrant.

The  Company  Act also provides that the Registrant may, by ordinary resolution:

a)   cancel  shares  that  are  not  allotted  or  issued,
b) cancel fully paid shares that are surrendered to the Registrant by way of gift, or
c) cancel shares that have been held in escrow under an escrow agreement required by the executive director, and that are surrendered for cancellation under that agreement and diminishing the authorized capital accordingly.

Generally, there are no significant differences between British Columbian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual  General  Meetings  and  Extraordinary  General  Meetings

Annual General Meetings (an "AGM") must be held once every financial year, within 13 months of the previous AGM. If the Registrant fails to hold an AGM, the Supreme Court of British Columbia may, on the application of a shareholder of the Registrant, call or direct an AGM. Under the Company Act, the Registrant must give its shareholders written notice of an AGM not less than 21 days before the AGM is to be held.

The Registrant's directors may, whenever they think fit, convene an Extraordinary General Meeting (an "EGM").

An AGM or EGM may also be requisitioned by one or more shareholders of the Registrant so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an AGM or EGM. After receiving such requisition, the Registrant's directors must within 21 days call the meeting.

All shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder votings and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call an AGM or EGM, there are generally no material differences between British Columbian and United States law respecting AGMs and EGMs.

Rights  to  Own  Securities

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of British Columbia or by the Registrant's charter or other constituent documents of the Registrant on the right of foreigners to hold or vote common shares or other securities of the Registrant.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in the Registrant's common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Registrant and the value of the Registrant's assets was $5 million or more. A non-Canadian would be deemed to acquire control of the Registrant for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the Registrant's outstanding common shares (or less than a majority but controlled the Registrant in fact through the ownership of one-third or more of the Registrant's outstanding common shares) unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Registrant's common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Registrant, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in the Registrant's common shares by WTO Investors would be reviewable only if it was an investment to acquire control of the Registrant and the value of the Registrant's assets was equal to or greater than a specified amount (the "Review Threshold"), which published by the Minister after its determination for any particular year. The Review Threshold is currently $192 million for the year 2001 as it was for the year 2000.

Change  in  Control

There are no provisions in the Registrant's Articles that would have the effect of delaying, deferring or preventing a change in control of the Registrant, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant.

The Company Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Registrant. Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

Ownership  Threshold

There are no provisions in the Registrant's Articles or Memorandum or in the Company Act governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Registrant disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Registrant's issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Registration Statement on Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

Changes  in  the  Capital  of  the  Registrant

There are no conditions imposed by the Registrant's Articles which are more stringent than those required by the Company Act.


C.          MATERIAL CONTRACTS

The Registrant has not entered into any material contracts in the past two years.


D.          EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant's shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Taxation".

Except as provided in the Investment Canada Act (the "Investment Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold and/or vote the shares of the Registrant.

The Investment Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with Investment Canada, an agency of the Canadian government created by the Investment Act.

As a result of the Canada-U.S. Free Trade Agreement, the Investment Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business. The threshold levels for Americans, as described below, gradually rose between 1989 and 1992 to its present level.

A Canadian business is defined in the Investment Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Investment Act, includes: an individual who is an American national or a lawful permanent resident of the U.S.; a government or government agency of the U.S.; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust of which two-thirds of its board of directors, general partners or trustees, as the case may be, are Canadians or Americans.

The  following investments by a non-Canadian are subject to review by Investment
Canada:

     (a) all direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more;

     (b) all indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

     (c) all indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150,000,000 for direct acquisitions of control. No review by Investment Canada is required for indirect acquisitions of control.

For  purposes  of  the  Investment  Act,  direct  acquisitions of control means:

          - a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business.

Indirect  acquisition  of  control  means:

          - a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses are oil, gas, uranium, financial services (except insurance), transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5,000,000 and $50,000,000 thresholds.

A non-Canadian shall not implement an investment reviewable under the Investment Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A  non-Canadian  or  American  making  the  following  investments:

     (a)  an  investment  to  establish  a  new  Canadian  business;  and
     (b)  an  investment  to  acquire  control  of  a  Canadian  business which investment is not subject to review under the Investment Act, must notify Investment Canada, within prescribed time limits, of such investments.

C.     TAXATION

Canadian Federal Income Tax Consequences

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Registrant's shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Act"). The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law. The summary is based on the current provisions of the Act and the regulations thereunder and the Registrant's understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Registrant's shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm's length, owned 25 percent or more of the issued shares of any class of the capital stock of the Registrant at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the "1980 Convention").

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Registrant shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder ofcommon shares of the Registrant and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Registrant should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S.  Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution  on  Common  Shares  of  the  Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S.
Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Registrant will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the

Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Registrant's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of Registrant's common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign  Tax  Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition  of  Common  Shares  of  the  Registrant

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other  Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign  Personal  Holding  Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income.

Foreign  Investment  Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive  Foreign  Investment  Company

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Registrant is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Registrant believes that it qualified as a PFIC for the fiscal years ended July 31, 2002, 2000 and 1999 and may qualify as a PFIC in subsequent years. There can be no assurance that the Registrant's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on QEFs (Qualified Electing Funds). Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Registrant as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Registrant's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Registrant common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of
Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder's pro rata share of the Registrant's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant's first tax year in which the Registrant qualified as a "qualified electing fund" with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Registrant includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

If the Registrant no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Registrant is not a PFIC. Therefore, if the Registrant requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Registrant. Upon the U.S. Holder's reacquisition of an interest in the Registrant, the QEF election will apply to the newly acquired stock of the Registrant.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of
(i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder's adjusted tax basis in the common shares of the Registrant will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Registrant is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions", as specifically defined, by the Registrant.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distribution of his Registrant common shares and all excess distributions over the entire holding period for the Registrant. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing U.S. Holder's common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder's common shares reduced by the U.S. Holder's adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled  Foreign  Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Registrant is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Registrant ("United States shareholder"), the Registrant could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would affect many complex results one of which is the inclusion of certain income of a CFC that is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under
Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Registrant, a more detailed review of these rules is outside of the scope of this discussion.

F.          DIVIDENDS AND PAYING AGENTS

            Not Applicable.

G.          STATEMENTS BY EXPERTS

            Not Applicable.

H.          DOCUMENTS ON DISPLAY

The documents concerning the Registrant may be viewed at the Registrant's registered and records office located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, during normal business hours.


I.          SUBSIDIARY INFORMATION

            Not required.


ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

There are no additional forms of market risk that apply to the Registrant beyond currency and interest rate fluctuations.



ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY  SECURITIES

            Not Applicable.



                                     PART II
                                     -------

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

            None.


ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            None.


ITEM 15     [RESERVED]


ITEM 16     [RESERVED]


                                    PART III
                                    --------


ITEM 17     FINANCIAL STATEMENTS

The  Report  and  Consolidated Financial Statements for the years ended July 31,
2002, 2001 and 2000 reported on by Wolrige Mahon, Chartered Accountants. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 11 of the Report and Consolidated
Financial  Statements  for  the  years  ended  July  31,  2002,  2001  and 2000.


ITEM 18     FINANCIAL STATEMENTS

            Not applicable.


ITEM 19     EXHIBITS

The  following  financial  statements and related schedules are included in this
Item:

     (a)  Financial  Statements
          Auditors'  Report
          Consolidated Balance Sheets as at July 31, 2002, and 2001. Consolidated Statements of Loss and Deficit for the years ended July 31, 2002, 2001 and 2000.
          Consolidated Statements of Cash Flow for the years ended July 31, 2002, 2001 and 2000.
          Notes  to  Consolidated  Financial  Statements.

     (b)  Exhibits


Exhibit
 Number                               Description
--------  ----------------------------------------------------------------------
 1.1 Certificate of Incorporation for Senlac Oil & Gas Ltd. dated February 26, 1980 (1)
 1.2 Certificate for Senlac Oil & Gas Ltd. changing name to Rule Resources Ltd. dated June 13, 1980 (1)
 1.3 Certificate for Rule Resources Ltd. changing name to Globe Resources Inc. dated March 9, 1990 (1)
 1.4 Certificate for Globe Resources Inc. changing name to Genco Resources Ltd. dated March 30, 1998 (1)
 1.5      Articles  of  the  Registrant (1)
 1.6      Altered  Memorandum  of  the  Registrant (1)
 2(a)     Specimen  Share  Certificate (1)
 4(a).1 Option Agreement dated October 15, 1996, with Getty Copper Corp. respecting the Transvaal Property (1)
 4(a).2 Joint Venture Agreement dated October 15, 1996 with Getty Copper Corp. respecting the Transvaal Property (1)
 8.1 List of subsidiaries, their jurisdictions of incorporation and the names under which they do business (1)
 23.1     Independent Auditor's Consent

(1) Previously included as an Exhibit to the Company's Form 20-F filed on December 3, 2002.

                               GENCO  RESOURCES  LTD.

                                  Coquitlam,  B.C.

                                 ------------------


                         CONSOLIDATED  FINANCIAL  STATEMENTS

                          July  31,  2002,  2001  and  2000



                           (A  Development  Stage  Company)
                          (Presented  in  Canadian  Dollars)

AUDITORS' REPORT


To  the  Shareholders  of  Genco  Resources  Ltd.:

We have audited the consolidated balance sheets of Genco Resources Ltd. as at July 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years ended July 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended
July 31, 2002, 2001 and 2000, in accordance with Canadian generally accepted accounting principles which differ in certain respects from accounting principles generally accepted in the United States (refer to Note 11 to the financial statements). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.


/s/ Wolrige Mahon


CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
August 28, 2002


Comments  by  Auditors  for  U.S.  Readers  on  Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as described in Note 2 to the financial statements. Our report to the shareholders dated August 28, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


/s/ Wolrige Mahon



CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
August 28, 2002

GENCO  RESOURCES  LTD.
CONSOLIDATED  BALANCE  SHEET
July  31,  2002  and  2001
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)


-------------------------------------------------------------------------
                                                      2002         2001
                                                        $
-------------------------------------------------------------------------


ASSETS

Current
  Cash                                               39,636          441
  GST receivable                                      5,161        4,928
  Prepaid expenses                                      855          625
                                                ------------  -----------
                                                     45,652        5,994

Mineral properties (Note 3)                          40,000       40,000
-------------------------------------------------------------------------

                                                     85,652       45,994
=========================================================================

LIABILITIES

Current
  Accounts payable and accruals                      17,180       40,728
  Accounts payable to related companies                   -      223,413
  Accrued interest payable to related parties             -       43,495
                                                ------------  -----------
                                                     17,180      307,636

Long term payable (Note 4)                           35,548            -
Due to related parties (Note 4)                     259,961            -
Accrued interest payable to related
 parties (Note 4)                                    49,991            -
Long-term debt (Note 5)                              49,590       29,250
                                                ------------  -----------
                                                    412,270      336,886
                                                ------------  -----------

SHARE CAPITAL AND DEFICIT

Share capital (Note 6)                            3,871,044    3,808,444

Deficit                                          (4,197,662)  (4,099,336)
                                                ------------  -----------

Going concern (Note 2)                             (326,618)    (290,892)
-------------------------------------------------------------------------

                                                     85,652       45,994
=========================================================================


See notes to the financial statements

Approved  by  the  Directors:


/s/ John Lepinski                            /s/ Donald Willoughby
--------------------------Director           ---------------------------Director
John Lepinski                                Donald Willoughby

GENCO  RESOURCES  LTD.
CONSOLIDATED  STATEMENT  OF  LOSS  AND  DEFICIT
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)


--------------------------------------------------------------------
                                       2002         2001       2000
                                         $            $          $
--------------------------------------------------------------------


Revenue                                    -            -          -

Expenses
  Accounting                          12,740        9,962      7,573
  Amortization                             -           89         89
  Interest and bank charges           11,402       16,668     14,030
  Fees, dues and licenses              7,594        3,195      2,909
  Legal                               11,915        7,731      6,078
  Management fees                     30,000       30,000     30,000
  Office & sundry                      9,797        8,700      8,778
  Rent                                 4,800        4,800      4,800
  Transfer agency fees                 5,219        5,124      4,765
  Wages                                3,514            -          -
                                  -----------  ----------  ---------
                                      96,981       86,269     79,022
                                  -----------  ----------  ---------

Operating loss                        96,981       86,269     79,022
Interest income                          (30)           -          -
Write down of mineral properties       1,375      212,343    841,341
Write down of equipment                    -          177          -
                                  -----------  ----------  ---------
Net loss                              98,326      298,789    920,363

Deficit, beginning of period       4,099,336    3,800,547  2,880,184
--------------------------------------------------------------------

Deficit, end of period             4,197,662    4,099,336  3,800,547
====================================================================


Basic loss per share                    0.02         0.16       0.50
====================================================================


See  notes  to  the  financial  statements

GENCO  RESOURCES  LTD.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)


---------------------------------------------------------------------------
                                              2002        2001       2000
                                                $           $          $
---------------------------------------------------------------------------

Operating activities
  Net loss                                  (98,326)   (298,789)  (920,363)
  Non cash item:
    Amortization                                  -          89         89
    Write down of mineral properties          1,375     212,343    841,341
    Write down of equipment                       -         177          -
                                           ---------  ----------  ---------
                                            (96,951)    (86,180)   (78,933)

  Changes in non-cash working capital
    Decrease (increase) in accounts
     receivable                                (233)       (498)       223
    Decrease (increase) in prepaid
     expenses                                  (230)          -        104
    Increase (decrease) in accounts
     payable and accruals                   (23,548)      9,903     11,675
    Increase (decrease) in accounts
     payable to related companies          (223,413)     21,512     43,373
    Increase (decrease) in accrued
     interest payable                       (43,495)     13,875     11,840
                                           ---------  ----------  ---------
Cash used in operating activities          (387,870)    (41,388)   (11,718)
                                           ---------  ----------  ---------

Cash provided by financing activities
  Increase in long term payable              35,548           -          -
  Increase (decrease) in long-term debt      20,340    (127,096)    12,840
  Share for debt (less cost of issue)             -     171,850          -
  Share for cash (less cost of issue)        62,600           -          -
  Increase in due to related parties        259,961           -          -
  Increase in accrued interest payable
   to related parties                        49,991           -          -
                                           ---------  ----------  ---------
                                            428,440      44,754     12,840
                                           ---------  ----------  ---------

Cash used in investing activities
  Resource properties and exploration
   costs                                     (1,375)     (3,643)    (1,250)
                                           ---------  ----------  ---------

Increase (decrease) in cash                  39,195        (277)      (128)

Cash, beginning                                 441         718        846
---------------------------------------------------------------------------

Cash, ending                                 39,636         441        718
===========================================================================

Supplementary Cash Flow Information:

Interest paid                                     -           -          -

Income taxes paid                                 -           -          -
===========================================================================


See  notes  to  the  financial  statements

GENCO  RESOURCES  LTD.
NOTES
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

--------------------------------------------------------------------------------
Note  1    General
--------------------------------------------------------------------------------

The Company was incorporated under the laws of the Province of British Columbia on February 29, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

Rule Nevada Inc., a wholly owned subsidiary, was incorporated under the laws of the State of Nevada.

Genco Resources Ltd. has received notice from the TSX Venture Exchange that if it does not meet certain financial requirements by November 30, 2002 its listing will be suspended for not meeting tier 2 requirement.


--------------------------------------------------------------------------------
Note  2    Summary  of  Significant  Accounting  Policies
--------------------------------------------------------------------------------

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below. The Company is not in a position to discharge its liabilities as they become due in the ordinary course of business. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business. The Company has an urgent need for equity capital and financing for working capital requirements.

(a)  Financial  Instruments

     The Company's financial instruments consist of cash, GST receivable, accounts payable and accruals, amounts payable to related companies, accrued interest payable to related parties and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(b)  Basis  of  Presentation

     These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiary, Rule Nevada Inc. All significant intercompany accounts and transactions have been eliminated.

     The Company's efforts and those of its subsidiary have been devoted to exploring their mineral properties and accordingly these financial statements represent those of a Company in the development stage.

     Certain exploration activities are conducted jointly with others, through joint ventures. These financial statements reflect only the Company's proportionate interest in these activities.

     The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recovery of amounts shown for resource properties and related assets is dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development and on future profitable operations.

GENCO  RESOURCES  LTD.
NOTES
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)


--------------------------------------------------------------------------------
Note  2    Summary  of  Significant  Accounting  Policies   (continued)
--------------------------------------------------------------------------------

(c)  Foreign  Currency  Translation

     Foreign currencies have been converted to Canadian funds at the exchange rates in effect on the dates of the transactions with the exception of current assets and liabilities that have been converted at the consolidated balance sheet date.

(d)  Use  of  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.


--------------------------------------------------------------------------------
Note  3    Mineral  Properties
--------------------------------------------------------------------------------

Historically, resource properties are carried at cost which includes all costs incurred in connection with the acquisition, exploration and development of properties, net of any incidental revenues and incentives. During the fiscal year ended July 31, 2002 and 2001 the properties were written down to reflect estimated values as a result of weak mineral markets and the lack of available financing to carry on with future exploration at this time.


                          Acquisition   Additional     Write    2002       2001
                          Costs         Expenditures   Down     Total      Total
Mineral Properties:
Transvaal, B.C.              20,000           -            -    20,000    20,000
Oest, Nevada                 20,000       1,375       (1,375)   20,000    20,000
                          ----------    -----------   -------   -------   ------
                             40,000       1,375       (1,375)   40,000    40,000
                          ----------    -----------   -------   -------   ------


Details  of  Mineral  Properties:

Transvaal  Property  -  Kamloops  Mining  Division,  B.C.

The Company acquired nine claims in the Highland Valley subject to a 1.5% net returns royalty to the vendors. The Company has expended $Nil (2001: $Nil) on exploration work during the year.

Subject to regulatory approval, the Company has entered into an option agreement with Getty Copper Corp. to dispose of a 50% interest in the property subject to a 1.5% net smelter return. Getty Copper Corp. must expend $525,000 in exploration and development on the property on or before the expiration six years from the date regulatory authorities accepts notice of the option for filing. As of July 31, 2002, Getty Copper Corp. had spent $340,104 (2001:
$339,750).

Oest  Property  -  Lyon  County,  Nevada,  U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District. During the year ended July 31, 2002 the Company expended $1,375 (2001 $3,643) related to these claims.

GENCO  RESOURCES  LTD.
NOTES
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

--------------------------------------------------------------------------------
Note  4    Long-Term  Payables
--------------------------------------------------------------------------------

As of July 31, 2002, related parties and certain creditors have agreed to extend the company's terms of payment until June 3, 2004.


--------------------------------------------------------------------------------
Note  5    Long  Term  Debt
--------------------------------------------------------------------------------

                           2002         2001
                             $            $

Loans payable - 8%        42,090       29,250
Loans payable              7,500            -
                         -------      -------
                          49,590       29,250
                         =======      =======


The loans are payable to related corporations controlled by a director and have no fixed terms of repayment.


--------------------------------------------------------------------------------
Note  6    Share  Capital
--------------------------------------------------------------------------------

The  Company is authorized to issue 100,000,000 common shares without par value.


                                       2002                        2001
                             Number of                   Number of
                               Shares          $           Shares          $
Issued during prior years:
  Issued for:

  Cash                        1,582,820    2,898,422     1,582,820     2,898,422
  Mineral Claims                 21,000      103,750        21,000       103,750
  Oil & gas properties           50,000        7,500        50,000         7,500
  Conversion of debt            126,801      357,722       126,801       357,722
  Flow-through shares            60,860      269,200        60,860       269,200
  Share for debt less
   cost of issue              1,750,000      171,850     1,750,000       171,850
  Private placement less
   cost of issue              1,300,000       62,600             -             -
                              ---------    ---------     ---------     ---------
                              4,891,481    3,871,044     3,591,481     3,808,444
                              =========    =========     =========     =========


On December 24, 2001, Genco completed a private placement for 1,300,000 units at $0.05 per unit. Each unit comprises one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.10 per share until December 24, 2002.

On July 31, 2001, a share for debt subscription agreement was accepted by the Canadian Venture Exchange (CDNX). 1,750,000 shares were exchanged at a deemed value of $0.10 per share in settlement of outstanding indebtedness of $175,000 owing to companies controlled by a director for cash advances, rent, and interest.

GENCO  RESOURCES  LTD.
NOTES
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)



--------------------------------------------------------------------------------
Note  6    Share  Capital  (continued)
--------------------------------------------------------------------------------

Of the issued and outstanding shares, 2,500 are held in escrow subject to release on approval of regulatory authorities.

Subject to regulatory approval, the Share Incentive Plan will be amended by increasing the shares available for option thereunder by 428,229 common shares which will be, upon completion of the debt settlement, reserved for issuance under the amended plan (the "1999" Incentive Share Plan).

Subject to regulatory approval, the directors of the Company may enter into one or more private placement financing transactions and/or property acquisitions, during the ensuing 12 month period, whereby such transactions might result in the issuance of up to 1,800,000 shares of units (one unit consisting of one common share and one warrant).


--------------------------------------------------------------------------------
Note  7    Commitments
--------------------------------------------------------------------------------

The Company has entered into a joint venture agreement with Getty Copper Corp. to further explore and develop the Transvaal property (see Note 3).


--------------------------------------------------------------------------------
Note  8    Related  Party  Transactions
--------------------------------------------------------------------------------

The Company has agreed to pay monthly charges of $3,500 (2001: $3,500) to companies controlled by a director for management fees, rent and office expenses.

Loans payable to directors or companies controlled by directors amount to $49,590 (2001: $29,250).

Interest payable to directors or companies controlled by directors amount to $49,991 (2001: $43,495).

Accounts payable to directors, companies controlled by directors or companies in which directors have an interest, amount to $271,669 (2001: $223,413).

The Company has agreed to pay interest of $6,496 (2001: $13,875) to a company controlled by a director.

The  Company has agreed to pay fees, disbursements and interest of $8,270 (2001:
$8,808)  to  a  company  controlled  by  a  director.

All  of  the  above  transactions  are  under  normal  terms  of  trade.

GENCO  RESOURCES  LTD.
NOTES
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)


--------------------------------------------------------------------------------
Note  9    Subsequent  Events
--------------------------------------------------------------------------------

On August 12, 2002, the Company announced a private placement of $400,000 subject to TSX Venture Exchange acceptance. The agreement consists of privately placing 4,000,000 units at $0.10 per unit. Each unit comprises are common share and one share purchase warrant, which is exercisable to purchase an additional common share at $0.10 per share for a period of two years from the date of issuance.


--------------------------------------------------------------------------------
Note  10    Tax  Losses  Carry-Forward
--------------------------------------------------------------------------------

The Company has accumulated losses of $564,158 for income tax purposes which may be deducted in the calculation of taxable income in future taxation years. The losses expire as follows:

                                     $
               2003               73,229
               2004               74,958
               2005               76,802
               2006               77,105
               2007               78,933
               2008               86,180
               2009               96,951
                                 -------
                                 564,158
                                 =======

The potential tax benefit which may result from the application of these losses is not reflected in these financial statements.


--------------------------------------------------------------------------------
Note  11    United  States  Generally  Accepted  Accounting  Principles
--------------------------------------------------------------------------------

These consolidated financial statements have been prepared in accordance with Canadian generally accounting principles ("GAAP"). The U.S. Securities and Exchange Commission require that financial statements of certain foreign companies contain a reconciliation presenting the financial statements on the basis of accounting principles generally accepted in the United States. Any differences in accounting principles as they pertain to these financial statements are not material except as follows:

(a)  Pre-Development  Costs

     Under Canadian GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or written off if abandoned. U.S. GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expense then incurred are recoverable.

GENCO  RESOURCES  LTD.
NOTES
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)


--------------------------------------------------------------------------------
Note  11    United  States  Generally Accepted Accounting Principles (continued)
--------------------------------------------------------------------------------

(b)  Stock  Options

     Under U.S. GAAP, granting of stock options to employees and directors may give rise to a charge to income for compensation. For the purposes of this reconciliation from Canadian GAAP to U.S. GAAP, the Company has prepared its financial statements in accordance with Accounting Principles Board
     (APB) 25 under which stock options are measured by the intrinsic value method whereby employee and director compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price since the exercise price equalled the quoted market price at the dates the stock options were granted, there were no compensation costs to be recognized.

(c)  Escrow  Shares

     Under Canadian GAAP, issued but "earnout" escrowed shares are included in earnings per share computations in Canada, but are excluded in the U.S. on the grounds that they are contingent and are only included in calculations of fully-diluted earnings per share.

(d)  Loss  Per  Share

     For all years indicated, the contingently cancellable shares and the options and warrants outstanding during the year are anti-dilutive and therefore fully diluted loss per share has not been disclosed.

(e)  Comprehensive  Income

     Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the periods presented.

(f)  The  following  are  balance  sheet  items  under  U.S.  GAAP:

                             2002          2001         2000
                               $             $            $

  Pre-development costs            -             -            -
  Share capital            3,871,044     3,808,444    3,636,594
  Deficit                 (4,197,662)   (4,099,336)  (3,800,547)



(g) The following table summarizes the effect on Deficit of differences between Canadian GAAP and U.S. GAAP:

                                            2002          2001         2000
                                              $             $            $
Deficit under Canadian GAAP              (4,197,662)   (4,099,336)  (3,800,547)
Cumulative effect of prior
 years' adjustments                               -             -            -
                                         -----------   -----------  -----------
Deficit under U.S. GAAP                  (4,197,662)   (4,099,336)  (3,800,547)
                                         ===========   ===========  ===========

GENCO  RESOURCES  LTD.
NOTES
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)


--------------------------------------------------------------------------------
Note  11    United  States  Generally Accepted Accounting Principles (continued)
--------------------------------------------------------------------------------

(h) The following table summarizes the effect on shareholders' equity after considering the U.S. GAAP adjustments:


                                                                      Total
                                            Common   Accumulated   Shareholders'
                                            Shares      Deficit      Equity
                                              $            $            $
Common shares issued/net loss:
July 31, 1995                              3,519,611   (2,951,212)    568,399
  Shares issued for cash                     116,983            -     116,983
  Net loss under U.S. GAAP                         -      (77,679)    (77,679)
                                          -----------  -----------  ----------
July 31, 1996                              3,636,594   (3,028,891)    607,703
  Net loss under U.S. GAAP                         -      (76,380)    (76,380)
                                          -----------  -----------  ----------

July 31, 1997                              3,636,594   (3,105,271)    531,323
  Net loss under U.S. GAAP                         -      (85,378)    (85,378)
                                          -----------  -----------  ----------

July 31, 1998                              3,636,594   (3,190,649)    445,945
  Net loss under U.S. GAAP                         -      (81,390)    (81,390)
                                          -----------  -----------  ----------

July 31, 1999                              3,636,594   (3,272,039)    364,555
  Net loss under U.S. GAAP                         -     (528,508)   (528,508)
                                          -----------  -----------  ----------

July 31, 2000                              3,636,594   (3,800,547)   (163,953)
  Shares for debt                            171,850            -     171,850
  Net loss under U.S. GAAP                         -     (298,789)   (298,789)
                                          -----------  -----------  ----------

July 31, 2001                              3,808,444   (4,099,336)   (290,892)
  Shares for cash                             62,600            -      62,600
  Net loss under U.S. GAAP                         -      (98,326)    (98,326)
                                          -----------  -----------  ----------

July 31, 2002                              3,871,044   (4,197,662)   (326,618)
                                          ===========  ===========  ==========

GENCO  RESOURCES  LTD.
NOTES
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)


--------------------------------------------------------------------------------
Note  11    United  States  Generally Accepted Accounting Principles (continued)
--------------------------------------------------------------------------------

(i) The following table summarizes the effect on Net Loss of differences between Canadian GAAP and U.S. GAAP:

                              Cumulative
                                Amounts
                                  From
                              Feb 29, 1980
                            to July 31, 2002     2002        2001        2000
                                    $              $           $           $
Net loss under Canadian GAAP   (4,197,662)    (98,326)    (298,789)    (920,363)
U.S. GAAP material
 adjustments:
  -  Effect of the write-off of
     development costs on net
     loss                               -           -            -      391,855
                               -----------  ----------  -----------  -----------
Net loss under U.S. GAAP       (4,197,662)    (98,326)    (298,789)    (528,508)
                               ===========  ==========  ===========  ===========

Weighted average number of
 shares under Canadian GAAP                 4,349,814    1,841,481    1,841,481
                                            ==========  ===========  ===========

Weighted average number of
 shares under U.S. GAAP                     4,347,314    1,838,981    1,838,981
                                            ==========  ===========  ===========

Loss per share under U.S. GAAP                   0.02         0.16         0.29
                                            ==========  ===========  ===========

GENCO  RESOURCES  LTD.
NOTES
For  the  years  ended  July  31,  2002,  2001  and  2000
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)


--------------------------------------------------------------------------------
Note  11    United  States  Generally Accepted Accounting Principles (continued)
--------------------------------------------------------------------------------


(j) The following is the cash used in operating activities within the Statement of Cash Flows under U.S. GAAP:


                                                2002        2001       2000
                                                  $           $          $
Cash flows from operating activities
Loss for the year under U.S. GAAP             (98,326)   (298,789)  (528,508)
Non cash item:
  Amortization                                      -          89         89
  Write down of mineral properties              1,375     212,343    449,486
  Write down of equipment                           -         177          -
                                            -----------  ----------  --------
                                              (96,951)    (86,180)
(78,933)Changes in non-cash working capital
  Accounts receivable                            (233)       (498)       223
  Prepaid expenses                               (230)          -        104
  Accounts payable and accruals               (23,548)      9,903     11,675
  Accounts payable to related companies      (223,413)     21,512     43,373
  Accrued interest payable                    (43,495)     13,875     11,840
                                            -----------  ----------  --------

Cash used in operating activities            (387,870)    (41,388)   (11,718)
                                            ===========  ==========  ========


(k) Financial statements prior to July 31, 1996 are not available. The Company is not able to provide details of the income statement and shareholders' equity from inception to July 31, 1996.

                                   SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Registration Statement on its behalf.


                           GENCO RESOURCES LTD.
                           (Company)

                           /s/ John B. Lepinski

                           JOHN B. LEPINSKI
                           President and Director


DATED  on  the  13  day  of  December,  2002.

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                                   PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I, John B. Lepinski, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Registration Statement on Form 20-F of Genco Resources Ltd. for the year ended July 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Registration Statement on Form 20-F fairly presents in all material respects the financial condition and results of operations of Genco Resources Ltd.


                                   By:     /s/ John B. Lepinski
                                           -----------------------------------

                                   Name:   John B. Lepinski

                                   Title:  Chief Executive Officer

                                   Date:   December 13, 2002


I, Donald R. Willoughby, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Registration Statement on Form 20-F of Genco Resources Ltd. for the year ended July 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Registration Statement on Form 20-F fairly presents in all material respects the financial condition and results of operations of Genco Resources Ltd.

                                   By:     /s/ Donald R. Willoughby
                                           -----------------------------------

                                   Name:   Donald R. Willoughby

                                   Title:  Chief Financial Officer

                                   Date:   December 13, 2002