Form 40-F
period 2010-12-31
SILVERMEX RESOURCES INC
filed 2011-06-07
CIK 1207685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number: 000-50116

SILVERMEX RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 1210, 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3G1
(604) 682-4004
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
Suite 501, 875 Avenue of the Americas
New York, New York 10001
(800) 550-6724
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual Information Form	[ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 231,303,257 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes [ ]     No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ ]     No [ x ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes [ ]     No [ ]

INTRODUCTORY INFORMATION

In this annual report, references to the “Company” or “Silvermex” mean Silvermex Resources Inc. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2010;

  the Company’s Audited Consolidated Financial Statements as at and for the periods ended December 31, 2010 and 2009; and

  the Company’s Management Discussion and Analysis for the year ended December 31, 2010, as amended, dated March 31, 2011.

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and documents incorporated by reference herein and include statements regarding the Company’s intent, belief or current expectation and that of the Company’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions.

Forward-looking statements, particularly as they relate to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of Mineral Reserves and Resources (as defined in the Company’s Annual Information Form), the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation and the timing or magnitude of such events, are inherently risky and uncertain.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

  the Company’s current estimates of Mineral Reserves, Mineral Resources, mineral grades and mineral recovery are accurate;

  the Company has a valid interest in its mineral properties;

  the prices of silver and gold will not fall significantly;

  the Company will, if required, be able to secure new financing to continue its exploration, development and operational activities;

  there being no significant adverse changes in currency exchange rates;

  there being no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

  the Company’s ability to obtain regulatory approvals (including licenses and permits) in a timely manner;

  the absence of any material adverse effects arising as a result of political instability, criminal activity, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Company’s operations;

  the Company’s ability to achieve its growth strategy;

  the Company’s operating costs will not increase significantly; and

  key personnel will continue their employment with the Company and the Company will have access to all resources necessary to operate the La Guitarra Mine (as defined under “General Development of the Business” in the Company’s Annual Information Form).

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Company’s forward-looking statements are based. Readers are advised to carefully review and consider the risk factors identified in the Company’s Annual Information Form under the heading “Description of Business – Risk Factors” and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that readers consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Company’s Annual Information Form, and in other documents incorporated by reference herein. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements, other than where a duty to update such information or provide further disclosure is imposed by applicable law, including applicable United States federal securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this annual report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This annual report includes Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this annual report may not qualify as “reserves” under SEC standards.

In addition, this annual report uses the terms “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. In particular, United States investors are also cautioned not to assume that all or any part of the Inferred Mineral Resources exist. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” in this annual report is economically or legally mineable.

In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with US GAAP. You should refer to the discussion of the principal differences between our financial results determined under Canadian GAAP and under US GAAP that is contained in the Reconciliation to US GAAP for the years ended December 31, 2010 and 2009, filed as Exhibit 99.8 hereto.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are not effective as the Company is delinquent in its reporting obligations under Section 13 of the Exchange Act.

On November 16, 2010, the Company completed the acquisition of all of the issued and outstanding common shares of Silver One Mining Corporation (“Silver One”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Pursuant to Arrangement, Silver One became a wholly-owned subsidiary of the Company, with all of the shareholders of Silver One becoming shareholders of Silvermex. During the Arrangement due diligence period, management of the Company determined that the Company was delinquent in its reporting obligations under Section 13 of the Exchange Act due to failure to file required reports with the SEC. After the closing of the Arrangement, the Company engaged counsel to advise it on its reporting obligations under the Exchange Act, and management for the Company is committed to satisfying the Company’s reporting obligations on an on-going basis.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures will provide a reasonable level of assurance that they are effective on a going-forward basis, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and instances of fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting is defined in Rule 13a-15(f ) and 15d-15(f ) of the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, the Company’s management has concluded that the Company’s internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act, was not effective as of December 31, 2010, due to the reasons described below.

As evidenced by the material weaknesses described below, the Company’s management determined that several design deficiencies existed within the entity-level controls related to the control environment, risk assessment, monitoring function and dissemination of information and communication activities, resulting in a material weakness in each of these respective components. The deficiency in each of these individual COSO components represents a separate material weakness. The Company‘s management determined that the weaknesses were primarily attributable to a lack of a code of conduct and other policies and procedures manuals, as well as the lack of formally established audit, compensation, governance and other Board of Directors committees. This lack of formalization was the result of changes in both the management team and the Board of Directors which relates specifically to the Company’s business combination transaction. These changes in close proximity to year-end did not allow adequate time for the establishment of formal policies and procedures.

This annual report does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report on the effectiveness of the Company’s internal control over financial reporting was not subject to attestation by the Company’s independent auditors as the Company is neither an “accelerated filer” nor a “larger accelerated filer” as those terms are defined in Rule 12b-2 under the Exchange Act.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were significant changes in internal controls over financial reporting that occurred during the period ended December 31, 2010, that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting, as follows: During the period the Company completed a business combination transaction which resulted in changes to governance processes, operations and management personnel. These changes for the Company have had a material effect on the Company’s internal control over financial reporting. In response, the Company appointed external advisors to review the internal controls over financial reporting. The Company’s CEO, CFO and Audit Committee have reviewed the advisors’ findings and will consider these findings in developing and implementing the control remediation plan during the first half of 2011.

AUDIT COMMITTEE

The Company is not a “listed issuer” as defined in Exchange Act Rule 10A-3, and is therefore not subject to the audit committee requirements set forth in the rules of any national securities exchange registered pursuant to Section 6 of the Exchange Act or any national securities association registered pursuant to Section 15A of the Exchange Act. However, as a reporting issuer under the securities legislation of British Columbia, Alberta and Ontario, the Company’s Board of Directors has established a separately-designated Audit Committee of the Board in accordance with Canadian National Instrument 52-110, Audit Committees (“NI 52-110”), as adopted by the Canadian Securities Administrators. The Audit Committee provides oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s annual financial statements. The Audit Committee has adopted an Audit Committee Charter that is annexed as Schedule “A” to the Company’s Annual Information Form (For additional information, see “Audit Committee” in the Company’s Annual Information Form.)

As at the date of the filing, the Audit Committee was comprised of Arthur Brown, Kenneth C. McNaughton and Joseph J. Ovsenek.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Arthur Brown, a member of the Audit Committee of the Company’s Board of Directors, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act), and is an independent director under NI 52-110 and the requirements of the NYSE Amex LLC.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2010. Deloitte & Touche LLP was appointed on January 5, 2011, in connection with the acquisition by the Company of all of the issued and outstanding common shares of Silvermex Resources Ltd., which was renamed Silver One Mining Corporation (“Silver One”) pursuant to the Arrangement, and the Company’s former independent auditor, Myers Norris Penny LLP, resigned at the request of the Company.

See page 64 of the Company’s Annual Information Form, which is filed as Exhibit 99.5 hereto, for the total amount billed to the Company by Myers Norris Penny LLP for services performed in respect of the last two fiscal years (the years ended December 31, 2010 and 2009) by category of service (for audit fees, audit-related fees, tax fees and all other fees).

The Company now anticipates that additional audit fees of approximately $110,000 will be paid to Deloitte & Touche LLP for the year ended December 31, 2010, over the $145,000 in estimated audit fees that the Company anticipated would be payable to Deloitte & Touche LLP at the time of filing of its Annual Information Form.

Audit Fees

Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

Tax Fees

Tax fees are fees for professional services rendered by the Company’s independent auditors for tax compliance, tax advice and tax planning, on actual or contemplated transactions.

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's independent auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's independent auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the non-audit services requested would be considered “prohibited services” as contemplated by the SEC, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Company’s contractual obligations as at December 31, 2010:

		Less than one					More than
	Total(1)	year		1 to 3 years		3 to 5 years	five years
Long-Term Debt Obligations	$7,497,000	$499,000	(2)	$6,998,000	(3)	-	-
Operating Lease Obligations	$623,647	$217,270		$406,377		-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under GAAP	$4,199,535	-		-		-	$4,199,535	(4)
Total	$12,320,182	$716,270		$7,404,377		$-	$4,199,535

Notes:

(1)

Potential royalty payments based on future production are excluded from the table because they cannot be estimated at this time. The Company does not anticipate making royalty payments on its mineral properties in the next five years.

(2)

Consists of the final $499,000 ($487,147 discounted, accrued in the financial statements) payment to be made by the Company for the purchase of La Guitarra Mine within the next year. This obligation may be settled in shares. Historically, the Company has elected to settle this payment by the issuance of shares.

(3)

Consists of two payments of US$500,000 ($917,493 discounted, accrued in the financial statements) to be made in 2012 to Aurcana Corporation, and the final option payment to Silver Standard Resources Inc. for the San Marcial property. Silver Standard Resources Inc. may elect to receive its payment in shares.

(4)

Consists of the Company’s undiscounted future asset retirement obligation estimate of $4,159,567 ($1,492,940 discounted, provision included in the financial statements) and the labour severance liability in Mexico of $39,968.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all directors, officers and employees of the Company and its subsidiaries, to promote, honest, ethical and lawful conduct as a fundamental shared value among the Company’s personnel, and to help facilitate the protection of corporate property and corporate opportunities.

Among other things, the Code prohibits the release of confidential information concerning the Company and its affairs without proper authority and appropriate protection, and also prohibits Company personnel from trading or encouraging other to trade in securities of the Company on the basis of material non-public information.

The Code also provides that Company personnel, in discharging their duties, must comply with all applicable laws and must take responsibility for acquiring sufficient knowledge of the laws involved in each area relating to their particular duties. Moreover, Company personnel are prohibited from making payments or giving gifts to a public official in any country in which the Company and its subsidiaries operate, in order to obtain a business advantage or in violation of applicable anti-corruption legislation.

The Code requires Company personnel to promptly report any problems or concerns and any actual or potential violation of the Code, and affirms the Company’s belief that to do otherwise would be condoning a violation of the Code. Anyone engaging in any form of retaliatory conduct against any Company personnel who, in good faith, bring forward concerns about actual or potential violations of applicable law or the Code, will be subject to disciplinary action (which may include termination).

The Code affirms the Company’s view that any failure to comply with the Code is regarded as a very serious matter. Depending on the nature and severity of the violation, disciplinary action may be taken by the Company, including termination. In addition, the Company may make claims for reimbursement of losses or damages and/or the Company may refer the matter to the authorities. Anyone who fails to report a violation upon discovery or otherwise condones the violation may also be subject to disciplinary action.

The Company’s Board of Directors is responsible for monitoring compliance with the Code. A waiver of the Code will be granted only in exceptional circumstances. Any waiver that is granted for the benefit of a director or executive officer of the Company must be granted by the Board of Directors only. Any waiver for employees shall be granted only upon approval by the Chief Executive Officer.

A copy of the Company’s Code of Ethics is being filed as an exhibit to this annual report.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company is filing with this annual report an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2011	SILVERMEX RESOURCES INC.

	By:	/s/ Duane Nelson
Duane Nelson
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the year ended December 31, 2010
99.6	Audited Consolidated Financial Statements as at and for the periods ended December 31, 2010 and 2009, including report of our current independent auditor thereon
99.7	Report of our former independent auditor
99.8	Reconciliation to US GAAP for the Years ended December 31, 2010 and 2009, and reports of our current and former independent auditors thereon
99.9	Management’s discussion and analysis for the year ended December 31, 2010, as amended, dated March 31, 2011
99.10	Consent of Deloitte & Touche LLP
99.11	Consent of Myers Norris Penny LLP
99.12	Code of Ethics
99.13	Consent of John C. Thornton, SAIMM
99.14	Consent of Glenn R. Clark, P.Eng.
99.15	Consent of Robert Fraser, PGeo.